Audited Consolidated Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2023 and 2022

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Hudbay Minerals Inc. ("Hudbay" or the "Company") is responsible for establishing and maintaining internal control over financial reporting ("ICFR").

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay's management assessed the effectiveness of the Company's ICFR as of December 31, 2023 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay's ICFR was effective as of December 31, 2023.

On June 20, 2023 the Company acquired Copper Mountain Mining Corporation ("Copper Mountain"). As permitted by SEC staff interpretive guidance for newly acquired businesses, management has excluded Copper Mountain from its assessment of the effectiveness of the Company's internal control over financial reporting. Copper Mountain's financial statements constitute 34% and 19% of net and total assets, respectively, 10% of revenues, and 19% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023.

The effectiveness of the Company's ICFR as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2023.

Peter Kukielski	Eugene Lei
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 22, 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-financial Assets - Refer to Notes 2d and 3i to the financial statements

Critical Audit Matter Description

The Company's determination of whether an indicator of impairment or impairment reversal exists in non-financial assets at the cash generating unit ("CGU") level requires significant management judgment.

While there are several inputs that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgments with the highest degree of subjectivity are the future long-term copper price, inputs to the market capitalization deficiency assessment (specifically control premiums, industry specific factors and company performance), and the discount rate. Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future long-term copper price, inputs to the market capitalization deficiency assessment (specifically control premiums, industry specific factors and company performance), and the discount rate in the assessment of indicators of impairment or impairment reversal included the following, among others:

• Evaluated the effectiveness of controls over management's assessment of the indicators of impairment or impairment reversal.

• With the assistance of fair value specialists:

- Evaluated the future long-term copper price by comparing management forecasts to third party forecasts,

- Performed an assessment of the market capitalization deficiency to the carrying value of the CGUs which included: assessing control premiums, industry specific factors, company performance, and

- Evaluated the reasonableness of the discount rate by comparing the key inputs to independent market data.

Impairment - Identification of Impairment Indicator within Peru CGU - Refer to Notes 2d, 3i, and 14 to the financial statements

Critical Audit Matter Description

The Company's determination of whether an indicator of impairment or impairment reversal exists in non-financial assets at the CGU level requires significant management judgment. An impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is estimated based on the higher of its fair value less cost of disposal and its value in use. An impairment indicator was identified at the Peru CGU as a result of a new life of mine plan for Peru, which included updated costs reflecting recently experienced inflationary pressures. The Company used a discounted cashflow model to determine the recoverable amount of the Peru CGU which required management to make significant estimates and assumptions related to the future commodity prices, production based on current estimates of recoverable resources, value beyond proven and probable ("VBPP"), discount rate, and future operating and capital costs. The Company determined that there was no impairment of the Peru CGU.

While there are several inputs that are required to determine the recoverable amount of the Peru CGU, the estimates and assumptions with the highest degree of subjectivity and judgment uncertainty are the future short-term and long-term copper price, VBPP, and the discount rate. Auditing these estimates and assumptions required a high degree of auditor judgment in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future short-term and long-term copper price, VBPP, and discount rate used to determine the recoverable amount of the Peru CGU included the following procedures, among others:

• Evaluated the effectiveness of relevant controls over management's determination of the future short-term and long-term copper price, VBPP, and discount rate.

• With the assistance of fair value specialists:

- Evaluated the future short-term and long-term copper price by comparing management forecasts to third party forecasts, and

- Evaluate the reasonableness of the VBPP by developing a range of independent VBPP valuation estimates from market transactions and comparing to the VBPP valuation selected by management, and

- Evaluate the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developed a range of independent estimates for the discount rate and compared to the discount rate selected by management.

Copper Mountain Mining Corporation ("Copper Mountain") Acquisition - Valuation of Mineral Properties Acquired and Annual Goodwill Impairment Test - Refer to Notes 2d, 5 and 13 of the financial statements

Critical Audit Matter Description

On June 20, 2023, the Company acquired 100% of the issued and outstanding shares of Copper Mountain. The purchase price was allocated to the fair value of assets acquired and liabilities assumed, which included mineral properties that were valued using a discounted cash flow model. The excess of the purchase price was allocated to goodwill. As required by accounting standards, the Company tested the goodwill of the Copper Mountain CGU at December 31, 2023 for impairment by determining the recoverable amount using a discounted cash flow model. The discounted cash flow models required management to make significant estimates and assumptions related to future short-term and long-term copper price, production based on current estimates of recoverable resources, VBPP, discount rate, future foreign exchange rate, and future operating and capital costs. The Company determined that there was no impairment of the Copper Mountain CGU's goodwill based on its annual goodwill impairment test.

While there are several estimates and assumptions that are required to determine the fair value of the mineral properties acquired, the estimates and assumptions with the highest degree of subjectivity are future short-term and long-term copper price and discount rate. While there are several estimates and assumptions that are required to determine the recoverable amount of the Copper Mountain CGU at December 31, 2023, the estimates and assumptions with the highest degree of subjectivity are future short-term and long-term copper price, VBPP, discount rate, and future foreign exchange rate. Auditing these estimates and assumptions required a high degree of auditor judgment in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future short-term and long-term copper price, VBPP, discount rate, and future foreign exchange rate used to determine the fair value of the mineral properties acquired and the recoverable amount of the Copper Mountain CGU included the following, among others:

• Evaluated the effectiveness of relevant controls over management's determination of the future short-term and long-term copper price, VBPP, discount rate, and future foreign exchange rate.

• With the assistance of fair value specialists:

- Evaluate the future short-term and long-term copper price by comparing management's forecasts to third party forecasts,

- Evaluate the reasonableness of the VBPP by developing a range of independent VBPP valuation estimates from market transactions and comparing to the VBPP valuation selected by management,

- Evaluate the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developed a range of independent estimates for the discount rate and compared to the discount rate selected by management, and

- Evaluate the reasonableness of the future foreign exchange rate by comparing our independent research of the forecasted rate to management's assumed rates.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 22, 2024

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Hudbay Minerals Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Hudbay Minerals Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 22, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Copper Mountain Mining Corporation ("Copper Mountain"), which was acquired on June 20, 2023, and whose financial statements constitute 34% and 19% of net and total assets, respectively, 10% of revenues, and 19% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Copper Mountain.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 22, 2024

HUDBAY MINERALS INC. Consolidated Balance Sheets (In thousands of US dollars)

		Dec. 31,	Dec. 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	8	$249,794	$225,665
Trade and other receivables	9	203,429	113,182
Inventories	10	207,334	155,012
Prepaid expenses and other current assets		6,289	20,106
Other financial assets	11	4,102	1,063
Taxes receivable		2,300	9,153
		673,248	524,181
Receivable	9	12,157	13,329
Inventories	10	24,450	50,725
Other financial assets	11	7,089	9,799
Intangibles and other assets	12	52,453	49,841
Property, plant and equipment	14	4,316,006	3,552,430
Deferred tax assets	25b	151,946	125,638
Goodwill	13	75,285	-
		$5,312,634	$4,325,943
Liabilities
Current liabilities
Trade and other payables	15	$239,149	$211,467
Taxes payable		53,441	4,051
Other liabilities	16	30,035	46,806
Other financial liabilities	17	42,235	33,301
Gold prepayment liability	18	55,901	71,208
Lease liabilities	19	28,902	16,156
Deferred revenue	21	87,672	64,658
		537,335	447,647
Other financial liabilities	17	51,720	52,446
Lease liabilities	19	61,433	44,863
Long-term debt	20	1,287,536	1,184,162
Deferred revenue	21	330,848	404,880
Pension obligations	23	6,010	3,262
Other employee benefits	24	101,849	86,340
Environmental and other provisions	22	321,912	279,240
Deferred tax liabilities	25b	407,152	251,294
		3,105,795	2,754,134
Equity
Share capital	26	2,240,233	1,780,774
Reserves		30,177	26,538
Retained earnings		(173,599)	(235,503)
Equity attributable to owners of the Company		2,096,811	1,571,809
Non-controlling interest	34	110,028	-
		$5,312,634	$4,325,943
Commitments (note 31)

HUDBAY MINERALS INC. Consolidated Income Statements (In thousands of US dollars, except per share amounts)

	Note	Year ended December 31,
		2023	2022
Revenue	7a	$1,690,030	$1,461,440
Cost of sales
Mine operating costs		905,812	846,937
Depreciation and amortization	7b	391,657	337,615
		1,297,469	1,184,552

Gross profit		392,561	276,888
Selling and administrative expenses		39,228	33,986
Exploration expenses		29,276	34,511
Other expenses	7e	38,308	32,586
Re-evaluation adjustment - environmental provision	22	(11,416)	(133,460)
Impairment - Arizona	7g	-	94,956
Results from operating activities		297,165	214,309
Net interest expense on long term debt	7f	76,202	67,663
Accretion on streaming arrangements	7f	26,291	27,778
Change in fair value of financial instruments	7f	14,053	942
Other net finance costs	7f	28,789	22,111
Net finance expense		145,335	118,494
Profit before tax		151,830	95,815
Tax expense	25a	82,287	25,433
Profit for the year		$69,543	$70,382

Attributable to:
Owners of the Company		$66,367	$70,382
Non-controlling interest		3,176	-
Profit for the year		$69,543	$70,382

Profit per share
Basic and diluted		$0.22	$0.27

Weighted average number of common shares outstanding:
Basic	28	310,845,281	261,858,531
Diluted	28	310,953,110	262,217,528

HUDBAY MINERALS INC. Consolidated Statements of Cash Flows (In thousands of US dollars)

		Year ended December 31,
		2023	2022
Cash generated from operating activities:
Profit for the year		$69,543	$70,382
Tax expense	25a	82,287	25,433
Items not affecting cash:
Depreciation and amortization	7b	393,068	339,063
Share-based compensation expense	7c	7,357	2,064
Net finance expense	7f	145,335	118,494
Inventory adjustments	10	2,308	3,553
Amortization of deferred revenue and variable consideration	21	(77,309)	(73,188)
Pension and other employee benefit payments, net of accruals		6,962	1,545
Re-evaluation adjustment - environmental obligation	22	(11,416)	(133,460)
Impairment - Arizona	7g	-	94,956
Decommissioning and restoration payments	22	(2,069)	(15,460)
Other	33a	8,683	(2,043)
Taxes paid		(54,755)	(39,610)
Operating cash flow before changes in non-cash working capital		569,994	391,729
Change in non-cash working capital	33b	(93,144)	96,074
		476,850	487,803
Cash used in investing activities:
Acquisition of property, plant and equipment		(281,099)	(308,960)
Community agreements		(10,705)	(37,491)
Cash and cash equivalents acquired in acquisitions, net of cash paid	5,6	10,959	-
Net sale of investments		53	1,919
Proceeds from disposition of property, plant and equipment		874	4,101
Change in restricted cash		126	(49)
Interest received		8,010	2,810
		(271,782)	(337,670)
Cash used in financing activities:
Proceeds from revolving credit facility, net of repayments	20b	100,000	-
Principal repayments on Copper Mountain bonds	20c	(143,000)	-
Premium paid on Copper Mountain bonds	20c	(3,021)	-
Proceeds on flow-through shares, net of share issuance cost	26b	14,424	-
Change in restricted cash debt service account		3,669	-
Interest paid on long-term debt		(73,988)	(63,750)
Financing costs		(12,212)	(12,272)
Lease payments	19	(25,216)	(35,770)
Equipment financing payments		(1,861)	-
Gold prepayment repayments	18	(26,722)	(71,714)
Deferred Rosemont acquisition payment		(10,000)	(10,000)
Net proceeds from exercise of stock options		190	1,253
Share issuance cost	5	(188)	-
Dividends paid	26b	(4,463)	(4,047)
		(182,388)	(196,300)
Effect of movement in exchange rates on cash		1,449	843
Net increase (decrease) in cash and cash equivalents		24,129	(45,324)
Cash and cash equivalents, beginning of the year		225,665	270,989
Cash and cash equivalents, end of the year		$249,794	$225,665

HUDBAY MINERALS INC. Consolidated Statements of Comprehensive Income (In thousands of US dollars)

		Year ended December 31,
		2023	2022
Profit for the year		$69,543	$70,382

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances		9,227	(17,666)
		9,227	(17,666)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	18	(192)	512
Tax effect		51	(135)
Remeasurement - actuarial (loss) gain		(8,056)	45,083
Tax effect		(276)	(2,249)
		(8,473)	43,211

Other comprehensive income net of tax, for the year		754	25,545

Attributable to:
Owners of the Company		$67,245	$95,927
Non-controlling interest		3,052	-
Total comprehensive income for the year		$70,297	$95,927

HUDBAY MINERALS INC. Consolidated Statements of Changes in Equity (In thousands of US dollars)

	Share capital (note 26)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	70,382	70,382
Other comprehensive (loss) income	-	-	(17,666)	43,211	-	25,545
Total comprehensive (loss) income	-	-	(17,666)	43,211	70,382	95,927

Contributions by and distributions to owners:
Dividends (note 26b)	-	-	-	-	(4,047)	(4,047)
Stock options (note 7c)	-	1,848	-	-	-	1,848
Issuance of shares related to stock options exercised	1,926	(673)	-	-	-	1,253

Total contributions by and distributions to owners	1,926	1,175	-	-	(4,047)	(946)

Balance, December 31, 2022	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809

HUDBAY MINERALS INC. Consolidated Statements of Changes in Equity (In thousands of US dollars)

	Share capital (note 26)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809	$-	$1,571,809
Profit	-	-	-	-	66,367	66,367	3,176	69,543
Other comprehensive income (loss)	-	-	9,351	(8,473)	-	878	(124)	754
Total comprehensive income (loss)	-	-	9,351	(8,473)	66,367	67,245	3,052	70,297
Contributions by and distributions to owners:
Dividends (note 26b)	-	-	-	-	(4,463)	(4,463)	-	(4,463)
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 5)	436,499	-	-	-	-	436,499	106,976	543,475
Shares and warrants issued on acquisition of Rockcliff (note 6)	12,503	725	-	-	-	13,228	-	13,228
Flow-through shares issued, net of share issuance costs (note 26b)	10,166	-	-	-	-	10,166	-	10,166
Stock options (note 7c)	-	2,137	-	-	-	2,137	-	2,137
Issuance of shares related to stock options exercised	291	(101)	-	-	-	190	-	190
Total contributions by and distributions to owners	459,459	2,761	-	-	(4,463)	457,757	106,976	564,733
Balance, December 31, 2023	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The audited consolidated financial statements ("financial statements") of the Company for the year ended December 31, 2023 and 2022 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at December 31, 2023 and 2022 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World, Inc. ("Copper World") and Mason Resources (US) Inc.("Mason"). On June 20, 2023, the Company acquired all of the issued and outstanding common shares of Copper Mountain Mining Corporation ("Copper Mountain") as part of a court-approved plan of arrangement. At the time, Copper Mountain held a 75% interest in Copper Mountain Mine (BC) Ltd. ("CMBC"), the entity that owns the Copper Mountain mine. Mitsubishi Materials Corporation ("MMC"), an arms-length party, owns the remaining 25% interest in CMBC. On September 14, 2023, the Company acquired all of the issued and outstanding common shares of Rockcliff Metals Corp. ("Rockcliff") as part of a court-approved plan of arrangement. Subsequent to year end, on January 1, 2024, the Company amalgamated with Copper Mountain and Rockcliff and continued as Hudbay Minerals Inc. Following the amalgamation, the Company directly holds a 75% interest in CMBC and is the direct holder of all of Rockcliff's mineral properties.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the year ended December 31, 2023.

The Board of Directors approved these consolidated financial statements on February 22, 2024.

(b) Functional and presentation currency:

Hudbay's consolidated financial statements are presented in US dollars, which is the Company's and all material subsidiaries' functional currency, except the Company's Manitoba and British Columbia business unit, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

7

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(c) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated balance sheets:

- Derivatives, embedded derivatives, other financial instruments, and financial assets measured at fair value through profit or loss ("FVTPL");

- Liabilities for cash-settled share-based compensation arrangements are measured at fair value; and,

- A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d) Use of judgements and estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Company believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

The following are critical and significant judgements and estimates impacting the consolidated financial statements:

- Indicators and testing of impairment (reversal of impairment) of non-financial assets (notes 3h, 3i, 13 and 14) - There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment. These indicators may require critical judgements to determine the extent that external and/or internal environmental business changes may impact Hudbay's overall assessment of the recoverability of non-financial assets. Such business changes include changes to the life of mine ("LOM") plan, changes to budget, changes to closure plans, changes to discount rates and changes to long-term commodity prices. If an impairment or impairment reversal indicator is identified then there are also critical estimates involved in the determination of the recoverable amount of cash generating units ("CGU"). A CGU to which goodwill has been allocated is tested for impairment at least annually or when events or circumstances indicate that an assessment for impairment is required. Recoverable amounts are calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most recent LOM plans. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the applicable LOM plans, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates. Most critical to the value of the recoverable amount are the assumptions of future commodity prices and the value of mineral resources not included in the applicable LOM plans. Expected future cash flows used to determine the recoverable amount during impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified, which could have a material effect on the financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact of CGU's fair value as the assumptions are inextricably linked.

8

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

- Mineral reserves and resources (notes 3g, 3k and 3i) - Hudbay estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long term commodity prices and foreign exchange rates. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond Hudbay's control. The estimates are based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body and interpreting this data requires complex geological judgements. Changes in assumptions, including economic assumptions such as metals prices and market conditions, could have a material effect on the financial position and results of operations.

Changes in the mineral reserve or resource estimates may affect:

- the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment, goodwill;

- depreciation expense for assets depreciated either on a unit-of-production basis or on a straight line basis where useful lives are restricted by the life of the related mine plan;

- the provision for decommissioning, restoration and similar liabilities;

- the carrying value of deferred tax assets, and

- amortization of deferred revenue.

- Property plant and equipment (notes 3h and 14) - The carrying amounts of property, plant and equipment and exploration and evaluation assets on Hudbay's consolidated balance sheets are significant and reflect multiple estimates and applications of judgement. Management exercises judgement in determining whether the costs related to exploration and evaluation are eligible for capitalization and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Judgement and estimates are used when determining whether exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment. For mines in the production stage, management applies judgement to determine development costs to be capitalized based on the extent they are incurred in order to access reserves mineable over more than one year. For depreciable property, plant and equipment assets, management makes estimates to determine depreciation. For assets depreciated using the straight line method, residual value and useful lives of the assets or components are estimated. A significant estimate is required to determine the total production basis for units-of-production depreciation. The most currently available reserve and resource report is utilized in determining the basis which has material impacts on the amount of depreciation recorded through inventories and the consolidated income statements. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values. In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, Hudbay makes estimates of the proportion of stripping activity which relates to extracting current ore and the proportion which relates to obtaining access to ore reserves which will be mined in the future.

9

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

- Tax provisions (notes 3m and 25) - Management makes estimates in determining the measurement and recognition of deferred tax assets and liabilities recorded on the consolidated balance sheets. The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in the future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected. At the end of each reporting period, management reassesses the period that the assets are expected to be realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the deferred tax assets and deferred tax liabilities recognized on the consolidated balance sheets.

- Assaying utilized to determine revenue and recoverability of inventories (notes 3c and 3f) - Assaying of contained metal is a key estimate in determining the amount of revenues recorded in the consolidated income statements. The estimate is finalized after final surveying is completed, which may extend to six months in certain transactions. Since assays are utilized to determine the value of recorded revenues, significant differences in given assays may result in a material misstatement of revenues on the consolidated income statements. Assay survey results are also a factor utilized to determine if inventories on hand have a net realizable value that exceeds cost. Material differences in assay results may lead to misstatements of inventory balances in the consolidated balance sheets.

- Decommissioning and restoration obligations (notes 3k and 22) - Significant judgement and estimates are utilized in the determination of the decommissioning and restoration provisions in the consolidated balance sheets. Judgement is involved in determining the timing and extent of cash outflows required to satisfy constructive obligations based on the timing of site closures in the LOM plans, expected unit costs to determine cash obligations to remediate disturbances and regulatory and constructive requirements, as well as technological changes to determine the extent and timing of the remediation required. The timing of cash outflows and discount rates associated with discounting the provision are also key estimates. Changes in these estimates may result in a change in classification of the provision between non-current and current as well as material differences in the total provision recorded in the consolidated balance sheets.

- Pension and other employee benefit (notes 3j, 23 and 24) - Hudbay's post retirement obligations relate mainly to ongoing health care benefits plans. Hudbay estimates obligations related to the pension and other employee benefits plans using actuarial determinations that incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. Management reviews all assumptions at each reporting date. In determining the appropriate discount rate, Hudbay considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country, and Hudbay bases future salary increases and pension increases on expected future inflation rates for the respective country.

10

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

- Valuation of an acquired business (note 5) - As the Company concluded that the acquisition of Copper Mountain was a business combination, a valuation was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including mineral properties, other property, plant and equipment have been determined using an independent valuation involving discounted cash flow calculations and other finance models. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates. If estimates or judgements differed, this could result in a materially different allocation of net assets to the consolidated balance sheets and could result in a change in the amount of goodwill recognized. Changes to the preliminary values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition (within one year of acquisition).

- Valuation of assets in an asset acquisition (note 6) - As the Company acquired Rockcliff through the issuance of the Company's common shares and the Company concluded Rockcliff is not a business but an asset acquisition, a valuation was required to the fair value of the net assets acquired. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair value of the exploration property has been determined using an independent valuation involving discounted cash flow calculations. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates.

(e) Estimation uncertainty:

The Company has assessed the broad implications of economic uncertainty including but not limited to inflation and higher interest rates, political instability in Peru and broadly as a result of global geopolitical instability, as well as the lingering impact of the novel coronavirus pandemic, on its consolidated financial statements. As at December 31, 2023, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets, including the carrying value of its long-lived assets and inventory valuations, are not materially impacted.

In making this judgement, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Hudbay's entities.

(a) Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Hudbay entity transacts with an associate or jointly controlled entity of the Company, unrealized profits and losses are eliminated to the extent of Hudbay's interest in the relevant associate or joint venture. The accounting policies of Hudbay's entities are changed when necessary to align them with the policies adopted by the Company.

11

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Subsidiaries

A subsidiary is an entity controlled by Hudbay. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interest

Non-controlling interest in subsidiaries are identified separately from the Company's equity in the subsidiaries. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interest is the amount of that interest at initial recognition plus the non-controlling interest share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Business combinations and goodwill

Should Hudbay make an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

Hudbay applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree. When the excess is negative, a bargain purchase gain is recognized immediately in the consolidated income statements. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values, at the date of the acquisition, of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the consolidated income statements as incurred, unless they relate to issuance of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Company's previously held interest in the acquired entity are remeasured to fair value at the acquisition date, which is the date Hudbay attains control, and any resulting gain or loss is recognized in the consolidated income statements. Amounts previously recognized in other comprehensive income ("OCI") related to interest in the acquiree prior to the acquisition date are reclassified to the consolidated income statements, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Hudbay's CGUs that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal.

12

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment. If any such indication exists, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the CGU's value in use. When the recoverable amount of the CGU is less than the carrying amount of that CGU, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to that CGU first, and then to the other assets of that CGU on a pro-rata basis of the carrying amount of each asset in the CGU. An impairment loss in respect of goodwill is not reversed.

Fair value for mineral interest and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to Hudbay's continued use and cannot take into account future development.

The weighted average cost of capital of Hudbay or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, Hudbay estimates the recoverable amount of the CGU to which the asset belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statements.

(b) Translation of foreign currencies:

Management determines the functional currency of each Hudbay entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Hudbay's entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenue and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on period-end revaluations are recognized in the consolidated income statements, except for a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in OCI.

13

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Hudbay's entities that have functional currencies other than the US dollar are translated to US dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in OCI and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the consolidated income statements as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interest. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit or loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in OCI and presented within equity in the foreign currency translation reserve.

(c) Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges. Revenue from the sale of by-products is included within revenue.

Revenue is recognized when control of the goods sold has been transferred to the customer. Control is deemed to have passed to the customer when significant risk and reward of the product has passed to the customer, Hudbay has a present right to payment, and physical possession of the product has been transferred to the customer. Sales of doré are recorded when a trade confirmation is duly signed and executed between Hudbay and the end purchaser. Sale of concentrate and finished zinc frequently occur under the following terms, and management has assessed these terms in order to determine timing of transfer of control and revenue recognition as generally outlined in the following table.

Incoterms used by Hudbay	Revenue recognized when goods:
Cost, Insurance and Freight (CIF)	Are loaded on board the vessel
Free on Board (FOB)	Are loaded on board the vessel
Delivered at place (DAP)	Arrive at the named place of destination
Delivered at terminal (DAT)	Arrive at the named place of destination
Free Carrier (FCA)	Arrive at the named place of delivery

Sales of copper and zinc concentrate and certain other products are provisionally priced. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are achieved, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Therefore, revenue is initially recorded based on an initial provisional invoice. Subsequently, at each reporting date, until the provisionally priced sale is finalized, sales receivables are marked to market, with adjustments (both gains and losses) recorded within revenue separately as "Pricing and volume adjustments" in the notes to the consolidated financial statements and in trade and other receivables on the consolidated balance sheets. As per IFRS 15 Revenue from contracts with customers, variability in price is deemed to be fair value movements on provisionally priced receivables under the scope of IFRS 9 Financial Instruments; variability in quantities is deemed to be variable consideration. The variable consideration from weights and assay changes to quantities has been assessed to be insignificant to warrant precluding revenue being recorded as a result of possible future sales reversals. An annual analysis of the accuracy of our weights and assays is completed, and if the accuracy rate falls below a certain threshold, management then evaluates whether revenue from future sales should be constrained as a result of it being highly probable that there would be a significant revenue reversal in the future.

14

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Hudbay only includes in the transaction price an amount which is not highly likely to be subject to significant subsequent revenue reversal. Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. If applicable, costs and the transaction price are allocated on a relative standalone selling basis to any separate performance obligations and are recognized over the period of time the goods sold are shipped, on a gross basis.

Hudbay recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

Precious metals stream contracts, which at inception of the contract are determined that they can be satisfied through the delivery of Hudbay's own production of non-financial items (i.e. gold and silver credits) rather than cash or other financial assets, are accounted for as deferred revenue. If settlement with Hudbay's own production of gold and silver is not possible, the stream transaction is recognized as a financial liability since settlement may require a cash payment. This would cause a change to the accounting treatment, resulting in the revaluation of the agreement to the fair value through the consolidated income statements on a recurring basis.

Deferred revenue associated with precious metals stream contracts are subject to variable consideration and contain a significant financing component since funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues. A market-based discount rate is utilized at the inception of each of the respective stream agreements to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident will be transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

(d) Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, profit sharing, royalty payments, share-based compensation expense and other indirect expenses related to producing operations.

Cost of sales also include non-cash net realizable value adjustments to inventory, one-time adjustments related to overheads incurred when not operating at normal capacity and one-time labour charges related to facilitating the production of inventories for past service pension costs, curtailment gains and severance.

(e) Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the consolidated income statements and in investing activities on the consolidated statements of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date or are not available for general disbursement, like a debt service account are classified as non-current assets and presented in other financial assets on the consolidated balance sheets. Changes in restricted cash balances are classified as investing or financing activities on the consolidated statements of cash flows.
15

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(f) Inventories:

Inventories consist of stockpiles, finished goods inventory (concentrates and metals), materials and supplies. Concentrates, doré, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated direct and indirect costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the consolidated income statements as an impairment charge in cost of sales. Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory based on normal production capacity: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, immaterial costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgements are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value.

(g) Exploration and evaluation expenditures:

Exploration and evaluation activity begins when Hudbay obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interest in mineral rights, licenses and properties and the costs of Hudbay's exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

Hudbay expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interest in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. Hudbay expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the consolidated statements of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

Hudbay monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Company tests the exploration and evaluation assets or their CGUs, as applicable, for impairment. Hudbay also tests for impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Company determines that probable future economic benefits will be generated as a result of the expenditures. Hudbay's determination of probable future economic benefit is based on management's evaluation of the technical feasibility and commercial viability of the geological properties of a given ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and the economic assessment of whether the ore body can be mined economically. Tools that may be used to determine this include a preliminary feasibility study, confidence in converting resources into reserves and the probability that the property could be developed into a mine site. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.
16

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(h) Property, plant and equipment:

Hudbay measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation which Hudbay incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenues less cost to produce, earned prior to commencement of commercial production, are included in the consolidated income statements.

Carrying amounts of property, plant and equipment, including right-of-use ("ROU") assets, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the consolidated income statements.

i. Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate. Capital works in progress are not depreciated.

17

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

ii. Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, pumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production based on pre-established criteria. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

iii. Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

iv. Right-of-use lease assets:

At inception of a contract, Hudbay assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses the following criteria in the determination of whether a contract conveys the right to control the use of an identified asset:

• The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has substantive substitution rights, then the asset is not identified;

• Hudbay has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

• Hudbay has the right to direct the use of the asset by means of decision making rights that are most relevant to changing how and for what purpose the asset is used. In the case where decisions about the asset's purpose is predetermined, Hudbay is deemed to have the right to direct the use of the asset if either:

▪ Hudbay has the right to operate the asset; or,

▪ Hudbay designed the asset in a way that predetermines how and for what purpose it will be used.

18

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The Company recognizes a ROU asset and lease liability at the lease commencement date. The initial measurement of the ROU asset is on a present value basis. This is based on the calculated lease liability plus any initial direct costs incurred, an estimate of removal or restoration costs, and any payments made prior to commencement of the lease less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at the present value of the lease payments that are yet to be paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be easily determined, Hudbay's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate for applicable leases.

Lease payments included in the measurement of the lease liability comprise fixed payments including in substance fixed payments and variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the additional costs Hudbay reasonably expects to incur due to purchase options, extension options and termination options reasonably expected to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the expected future cash flows of a leasing contract either due to a change in index or rate, or due to a change in terms of the contract. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset is zero.

Hudbay has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component for lease contracts of all asset classes.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. Hudbay recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Hudbay does not enter into transactions where the Company acts as a lessor.

The incremental borrowing rate used for new ROU leases is a key management judgement.

v. Depreciation rates of major categories of assets:

• Capital works in progress - not depreciated

• Mining properties - unit-of-production

• Mining asset - unit-of-production

• Plant and Equipment

◦ Equipment - straight-line over 1 to 20 years

◦ Other plant assets - straight-line over 1 to 20 years/unit-of-production

• ROU Assets - straight-line over 1 to 20 years

Hudbay reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

vi. Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. Hudbay considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. In a non-phased mining approach, management considers average actual metrics that are at least 60% of average design capacity or plan over a continuous period. Management assesses the operation's ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

19

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

vii. Capitalized borrowing costs:

The Company capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time, generally one year or more, to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of Hudbay during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the consolidated income statements in the period in which they are incurred.

viii. Capitalized stripping costs:

Costs associated with stripping activities in an open pit mine are capitalized to inventory and recorded through cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to property, plant and equipment. Capitalized stripping costs are included in "mining properties" within property, plant and equipment.

Capitalized stripping costs are depreciated using a units-of-production method over the expected reserves within a given phase of mine development.

(i) Impairment of non-financial assets:

At the end of each reporting period, Hudbay reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and intangible assets - computer software to determine whether there is any indication of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. Hudbay generally assesses impairment at the level of CGUs, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

Hudbay's CGUs consist of Manitoba, British Columbia, Peru, Arizona and greenfield exploration assets.

The Company allocates near mine exploration and evaluation assets to CGUs based on their operating segment, geographic location and management's intended use for the property. Near mine exploration and evaluation assets are allocated to CGUs separate from those containing producing or development-phase assets, except where such exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

20

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired. The Company performs goodwill impairment tests on an annual basis as at December 31 each year. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated income statements and they are not subsequently reversed.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made. The recoverable amount is the higher of the fair value less costs of disposal and value in use:

- Fair value less costs of disposal is the amount obtainable from the sale of the asset or CGU in an arm's length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

- Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Company's continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

Hudbay estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering LOM plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources not included in the LOM plan are assessed for economic recoverability and may also be included in the valuation of fair value less costs of disposal. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Company's investments in mining properties.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the consolidated income statements in the expense category consistent with the function of the impaired asset or CGU. Hudbay presents impairment losses on the consolidated income statements as part of results from operating activities. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of other assets in the CGU on a pro-rata basis for depreciable assets.

The Company assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there have been significant changes with a positive effect on the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the consolidated income statements. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.
21

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(j) Pension and other employee benefits:

Hudbay has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Company provides non pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

Hudbay accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post-employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post-employment benefits uses the projected benefit method pro-rated on service (which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Company recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, Hudbay recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the consolidated balance sheets. However, the Company recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes to the consolidated financial statements. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Defined benefit costs are categorized as follows:

- Service costs (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs);

- Net interest expense or income; and,

- Remeasurement.

The first two components of defined benefit costs shown above are recognized in the consolidated income statements. Past service cost as well as curtailment gains are recognized in the consolidated income statements in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Purchases and sales of plan assets are recorded on settlement date.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the consolidated balance sheets with a gain or loss recognized in OCI in the period in which they occur. Remeasurement recognized in OCI is reflected in the remeasurement reserve and will not be reclassified to the consolidated income statements. For the other long-term employee benefits plan, remeasurements are recognized immediately in the consolidated income statements.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and healthcare cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

22

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Hudbay also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Company recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when Hudbay is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(k) Environmental and other provisions:

Provisions are recognized when Hudbay has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management's best estimate of the amount required to settle an obligation.

Provisions are stated at their present value, which is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Company's current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows, which are not the result of current inventory production, are capitalized and depreciated over the life of the related operating asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the consolidated income statements within other expenses.

Hudbay assesses the reasonableness of its estimates and assumptions each year and when conditions change, the estimates are revised accordingly. Judgement is required to determine the scope and timing of future decommissioning and restoration activities, as well as best available estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost may result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Company considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of non-financial assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense as an impairment loss, within the gross profit / (loss) line.

23

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning Hudbay's operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws, regulations and technology are continually evolving in all regions in which the Company operates. Hudbay is not able to determine the impact, if any, of environmental laws, regulations and technology that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. Hudbay records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within Hudbay, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(l) Financial instruments:

Non-derivative financial instruments are initially recognized at fair value plus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument's classification. Hudbay uses trade date accounting for regular way purchases or sales of financial assets. The Company determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, Hudbay has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The classification of financial assets is based on the results of the contractual characteristics test and the business model assessment which will result in the financial asset being classified as either: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVTOCI").

i. Non-derivative financial instruments - classification:

Financial assets at fair value through profit or loss

Provisionally priced copper and zinc concentrate sales receivables, warrants and investments in securities of junior mining companies are classified as financial assets at fair value through profit or loss and are measured at fair value. The gains or losses related to changes in fair value are reported in the consolidated income statements.

Amortized cost

Cash, certain receivables, other assets related to agreements with communities near the Peru operations, trade and other payables, long-term debt and restricted cash are classified as and measured at amortized cost and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

24

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Non-derivative financial liabilities

Accounts payable and senior unsecured notes are initially recognized at fair value and subsequently accounted for at amortized cost, using the effective interest method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method.

ii. Derivatives:

Derivatives are initially recognized at fair value when Hudbay becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Derivatives contracts that are entered to economically hedge a risk exposure but are not designated as a hedging instrument for hedge accounting purposes, and are physically settled, are initially and subsequently measured at fair value. Subsequent movements in fair value are recognized within the revenue line item in the consolidated income statements.

iii. Embedded derivatives:

Hudbay considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

iv. Fair value of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices), or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 30.

25

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

v. Impairment of financial instruments:

Hudbay recognizes loss allowances for Expected Credit Losses ("ECL") for trade receivables not measured at FVTPL.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate measured at the present value of all cash shortfalls including the impact of forward-looking information.

Hudbay has established a provision based on the Company's historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

vi. Derecognition of financial instruments:

Hudbay derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Company transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in the transferred financial assets that is created or retained by Hudbay is recognized as a separate asset or liability.

Hudbay derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire or when its terms are modified and the cash flows of the modified liability are substantially different.

(m) Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which Hudbay operates could limit the ability of the Company to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

26

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, Hudbay recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the consolidated balance sheets. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the consolidated income statements. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(n) Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

27

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Other capital reserve

The other capital reserve is used for equity-settled share-based compensation and includes amounts for stocks options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Exchange differences arising from the translation of the financial statements of foreign operations form part of the net investment in the foreign operation. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

(o) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Corporation separates the flow-through share into i) a flow-through share premium, equal to the difference between the current market price of the Corporation's common shares and the issue price of the flow-through share and ii) share capital. Upon qualifying exploration and/or development expenditures being incurred, the sale of tax deductions is recognized as other income in the income statement and the related liability is reduced. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.

(p) Share-based compensation:

Hudbay compensates its employees in part through the use of a Deferred Share Unit ("DSU") plan for non-employee members of the Board of Directors, a Restricted Share Unit ("RSU") plan for employees, a Performance Share Unit ("PSU") plan for employees and a stock option plan for employees. These plans are included in provisions on the consolidated balance sheets and further described in note 27. Changes in the fair value of the liabilities are recorded in the consolidated income statements.

Cash-settled transactions, consisting of DSUs, RSUs and PSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statements. Hudbay values the liabilities based on the change in the Company's share price. Additional DSUs, RSUs and PSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company's common shares for the five trading days prior to issuance or redemption.

RSUs and PSUs are issued under Hudbay's Long Term Equity Plan ("LTEP Plan") and vest on or before the third anniversary of the grant. RSUs and PSUs granted under the LTEP Plan may be settled in the form of the Company's common shares or, at the option of Hudbay, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled RSUs in cash. Except in specified circumstances, RSUs and PSUs terminate when an employee ceases to be employed by the Company. Valuations of RSUs and PSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employee unconditionally became entitled to the award. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Hudbay believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.
28

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(q) Earnings per share:

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which previously consisted of stock options granted to employees and warrants.

When calculating earnings per share for periods where the Company has a loss, Hudbay's calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(r) Leases:

Leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to Hudbay, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the consolidated income statements as finance costs.

Non-ROU lease payments are recognized as an expense in the consolidated income statements on a straight-line basis over the lease term.

(s) Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. Hudbay's chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, Hudbay considers location and decision-making authorities. Refer to note 35.

29

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

4.  New standards

New standards and interpretations adopted

(a) Amendment to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements

The amendments to IAS 1 help companies provide useful accounting policy disclosures. The adoption of the new standard effective January 1, 2023 did not impact the consolidated financial statements of the Company.

(b) Amendment to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued International Tax Reform-Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023. The Company has applied the exception and is currently assessing the impact of the disclosure requirements on its consolidated financial statements.

Based on the existing revenue thresholds applicable under the Pillar Two Model Rules, the Company is within the scope of the rules as gross revenues exceed 750,000 Euros. As the legislation has not been enacted or substantively enacted in Canada, the Company continues to evaluate the impact of the legislation on its consolidated financing statements.

New standards issued but not yet effective

(c) Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is still assessing the impact of adoption of this amendment on its consolidated financial statements.

5. Acquisition of Copper Mountain Mining Corporation

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain, as part of a court-approved plan of arrangement. At the time, Copper Mountain held 75% of CMBC, the entity that owns 100% of the Copper Mountain mine. MMC owns the remaining 25% interest in CMBC as a non-controlling interest. As described in Note 1 above, on January 1, 2024, Hudbay amalgamated with Copper Mountain and continued as Hudbay Minerals Inc. Following the amalgamation, the Company directly holds a 75% interest in CMBC.

As a result of the acquisition, Hudbay obtained control of Copper Mountain on June 20, 2023.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination, using the acquisition method of accounting.

30

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Consideration transferred:

The purchase consideration paid by Hudbay was for 100% of the net assets of Copper Mountain and their 100% owned subsidiaries ("100% owned entities") and a 75% ownership in CMBC. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Equity instruments (84,165,617 common shares of Hudbay)	$436,687
Cash	3,794
Consideration transferred - June 20, 2023	$440,481

The fair value of the common shares issued was based on Hudbay's listed share price of C$6.87 at the June 20, 2023 acquisition date. Immediately prior to the acquisition, Copper Mountain settled its outstanding restricted share units and performance share units through the issuance of shares and settled its stock options for replacement Hudbay options that were immediately settled in cash.

Hudbay incurred acquisition related costs of $6,932 during the year ended December 31, 2023, mainly relating to external legal and advisory fees and due diligence costs, which were recorded in other expense in the consolidated income statements. In addition, Hudbay incurred share issuance costs of $188 and presented these as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The fair value of the net assets was determined using a combination of market, income and cost methods. The fair value of the non-controlling interest was then computed at a 25% of the equity interest in CMBC.

The following presents the allocation of the purchase price, resulting in recognized fair value amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value of net assets acquired / (liabilities) assumed	Preliminary	Adjustment	Final
Cash and cash equivalent	$14,483	$-	$14,483
Trade and other receivables	19,110	-	19,110
Inventories	47,875	-	47,875
Prepaid expenses	3,096	-	3,096
Other financial assets	8,495	-	8,495
Property, plant and equipment	434,419	402	434,821
Mineral properties	383,000	(14,000)	369,000
Inventories - low grade stockpile	6,000	-	6,000
Trade and other payables	(77,111)	-	(77,111)
Advances from Hudbay	(3,421)	-	(3,421)
Lease liabilities	(44,167)	9,550	(34,617)
Other financial liabilities	-	(9,550)	(9,550)
Long-term debt	(144,981)	-	(144,981)
Environmental and other provisions	(12,702)	-	(12,702)
Deferred tax liabilities	(153,208)	4,962	(148,246)
Total fair value of net identifiable assets acquired	$480,888	$(8,636)	$472,252

The fair values allocated to assets acquired and liabilities assumed previously reported as at June 30, 2023 was based on the preliminary estimates at the acquisition date and subject to change for up to one year from the acquisition date. As of the date of the audited annual consolidated financial statements, the allocation of purchase price with respect to the fair value increment of assets acquired and liabilities assumed has been updated to reflect new information obtained that existed at the acquisition date. The Company has finalized its full assessment of the fair value of net assets acquired.

31

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The fair values of mineral properties, low grade stockpile and other property, plant and equipment have been determined based on an independent valuation, using a combination of market, income and cost methods. In particular, the fair values of the mineral properties and low grade stockpile have been calculated using significant judgements and estimates.

Trade receivables acquired as part of the acquisition have a fair value of $8,764 which is equal to their gross contractual value. Other receivables acquired have a fair value of $10,346 which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.

Hudbay provided advances to Copper Mountain prior to the acquisition date, which have been recorded as a purchaser loan.

Hudbay recognized goodwill as a result of the acquisition as follows:

	Preliminary	Adjustment	Final
Total consideration transferred	$440,481	$-	$440,481
Non-controlling interest	106,976	-	106,976
Less: value of net identifiable assets acquired	(480,888)	8,636	(472,252)
Goodwill upon acquisition at June 20, 2023	$66,569	$8,636	$75,205

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the British Columbia operating segment. Had the business combination been affected at January 1, 2023, revenue and profit of the combined entity would have been $1,824,713 and $27,406 respectively. The revenue and net profit contributed from the acquisition of Copper Mountain has been $165,438 and $13,376 respectively.

6. Acquisition of Rockcliff Metals Corporation

On September 14, 2023, Hudbay acquired all of the issued and outstanding common shares of Rockcliff, as part of a court-approved plan of arrangement. In doing so, Hudbay obtained control of Rockcliff on September 14, 2023. As described in Note 1 above, on January 1, 2024, Hudbay amalgamated with Rockcliff and continued as Hudbay Minerals Inc. Following the amalgamation, the Company directly holds all of Rockcliff's mineral properties and other assets.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Talbot exploration property and therefore accounted for the transaction as an asset acquisition.

The purchase consideration paid was 2,675,324 Hudbay common shares and 517,460 Hudbay warrants. For asset acquisitions settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless that fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $518 during the third quarter of 2023, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

32

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The fair value of the net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of the exploration property have been calculated using significant judgements and estimates. The following presents the fair value amounts of identifiable assets acquired and liabilities assumed:

Fair value of net assets acquired / (liabilities) assumed
Cash and cash equivalents	$270
Accounts receivable and prepaid expenses	98
Property, plant & equipment	33
Exploration property	14,198
Accounts payable and accrued liabilities	(305)
Advance from Hudbay	(548)
Total fair value of net identifiable assets acquired	$13,746
33

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

7. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Year ended December 31,
	2023	2022
Copper	$1,065,830	$838,126
Zinc	76,611	223,400
Gold	463,009	325,133
Silver	35,594	24,959
Molybdenum	79,370	54,531
Other	239	5,374
Revenue from contracts	1,720,653	1,471,523
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	39,764	35,994
Amortization of deferred revenue - silver	32,660	36,235
Amortization of deferred revenue - variable consideration adjustments - prior periods	4,885	959
	77,309	73,188
Pricing and volume adjustments [2]	5,780	(14,335)
	1,803,742	1,530,376
Treatment and refining charges	(113,712)	(68,936)
	$1,690,030	$1,461,440

[1] See note 21.

[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 21). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the year ended December 31, 2023 resulted in an increase of revenue of $4,885 (December 31, 2022 - increase of revenue of $959).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Year ended December 31,
	2023	2022
Cost of sales	$391,657	$337,615
Selling and administrative expenses	1,411	1,448
	$393,068	$339,063
34

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(c) Share-based compensation expenses

Share-based compensation expenses are reflected in the consolidated income statements as follows:

	Cash-settled				Total share- based compensation expense
	RSUs	DSUs	PSUs	Stock options
Year ended December 31, 2023
Cost of sales	$589	$-	$-	$-	$589
Selling and administrative	2,076	1,717	621	2,137	6,551
Other expenses	217	-	-	-	217
	$2,882	$1,717	$621	$2,137	$7,357
Year ended December 31, 2022
Cost of sales	$420	$-	$-	$-	$420
Selling and administrative	1,541	(849)	(1,011)	$1,848	1,529
Other expenses	115	-	-	-	115
	$2,076	$(849)	$(1,011)	$1,848	$2,064

During the year ended December 31, 2023, the Company granted 801,661 stock options (year ended December 31, 2022 - 602,614). For further details on stock options, see note 27b.

35

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(d) Employee benefits expense

This table presents employee benefit expense recognized in the consolidated income statements, including amounts transferred from inventory upon sale of goods:

	Year ended December 31,
	2023	2022
Current employee benefits	$193,534	$184,100
Profit-sharing plan expense	28,671	22,002
Share-based compensation (notes 7c, 22, 27)
Equity settled stock options	2,137	1,848
Cash-settled restricted share units	2,882	2,076
Cash-settled deferred share units	1,717	(849)
Cash-settled performance share units	621	(1,011)
Employee share purchase plan	1,822	1,941
Post-employee pension benefits
Defined benefit plans	774	9,737
Defined contribution plans	701	2,097
Post-employment plan curtailment (note 23, 24)	50	(2,384)
Post-employment plan attribution changes (note 24)	-	(3,179)
Other post-retirement employee benefits	12	8,894
Termination benefits	4,588	5,092
	$237,509	$230,364

Manitoba has a profit sharing plan required by the collective bargaining agreement whereby 10% of Manitoba's after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

Peru has a profit sharing plan required by Peruvian law whereby 8% of Peru's taxable income will be distributed to all employees within Peru's operations.

The Company has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Company makes a matching contribution of 75% of the participant's contribution.

See note 23 for a description of Hudbay's pension plans and note 24 for Hudbay's other employee benefit plans.

36

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(e) Other expenses

	Year ended December 31,
	2023	2022
Regional costs	$4,288	$4,813
Loss (gain) on disposal of PP&E	7,449	(3,312)
Amortization of community costs (other assets)	6,985	2,720
Copper Mountain related acquisition costs (note 5)	6,932	708
Restructuring	2,909	10,609
Care & maintenance - Manitoba	17,081	9,040
Evaluation costs	774	7,964
Insurance recovery	(4,226)	(5,698)
Change in other provisions (non-capital)	-	5,798
Value-added-tax recovery	(3,859)	-
Other	(25)	(56)
	$38,308	$32,586

The Flin Flon concentrator and tailings impoundment has been shifted to care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the year ended December 31, 2023, care & maintenance costs were $17,081 (year ended December 30, 2022 - $9,040).

During 2023, there were costs incurred related to the restructuring of the British Columbia operations of $2,909. During the year ended December 31, 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine, zinc plant and Flin Flon mill of $10,609. These costs were related to activities performed in advance of the mine's expected closure in June 2022 along with ongoing restructuring, closure and severance costs.

During 2023, loss on disposition of property, plant and equipment includes the disposition of non-current assets in Peru, Copper Mountain and Manitoba.

During 2022, gains on the disposition of property, plant and equipment and other non-current assets includes the disposition of Mason's Lordsburg property, along with dispositions of non-current assets as a result of the closure of our Flin Flon operations.

During 2023, a gain of $4,226 was recorded to reflect the insurance recovery claim proceeds following a barge at Copper Mountain that sank in March 2023. As of December 31, 2023, all of the proceeds have been received.

During 2022, a gain of $5,698 was recorded to reflect the insurance recovery claim proceeds following a shaft incident at 777 in October 2020. As of December 31, 2022, all of the proceeds have been received.

During 2023, a gain of $3,859 was recorded to reflect the recovery of a value-added tax receivable that had previously been written off in Peru.

37

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(f) Net finance expense

	Year ended December 31,
	2023	2022
Net interest expense on long-term debt
Net interest expense on long-term debt	$76,202	$67,663
Accretion on streaming arrangements (note 21)
Additions	26,387	28,718
Variable consideration adjustments - prior periods	(96)	(940)
	26,291	27,778
Change in fair value of financial assets and liabilities at fair value through profit or loss
Gold prepayment liability (note 18)	11,223	3,426
Investments	2,830	(2,484)
	14,053	942
Other net finance costs
Net foreign exchange loss (gain)	5,342	(5,384)
Accretion on community agreements measured at amortized cost	4,178	3,099
Accretion on environmental provisions	9,948	8,498
Accretion on Wheaton refund liability	487	879
Withholding taxes	6,035	6,092
Loss on disposal of investments	667	3,648
Other finance expense	10,278	7,885
Interest income	(8,146)	(2,606)
	28,789	22,111
Net finance expense	$145,335	$118,494

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities and leases.

(g) Impairment loss

As a result of the Copper World Complex preliminary economic assessment released in June 2022, which contemplates the mining of the Copper World deposits and the Rosemont deposit in a two-phase mine plan, it was determined that certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit are no longer recoverable. As a result, during the second quarter of 2022, the Company recognized a pre-tax impairment loss of $94,956 related to these assets. The impairment loss was determined based on the specific identification of assets that are not expected to be recoverable under the Copper World Complex PEA. The Company presented the impairment losses within the Arizona segment in note 35. The fair value measurements used in the determination of impairment charges are categorized as level 2 based on the degree to which inputs are observable and have a significant effect on the recorded fair value.

8. Cash and cash equivalents

Cash and cash equivalents balances represent demand deposits and deposits with an original maturity date of less than 3 months.
38

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

9. Trade and other receivables

	Dec. 31, 2023	Dec. 31, 2022
Current
Trade receivables	$169,806	$84,096
Statutory receivables	27,215	25,544
Other receivables	6,408	3,542
	203,429	113,182
Non-current
Taxes receivable	12,157	13,329
	$215,586	$126,511

The increase in trade receivables during the year ended December 31, 2023, primarily relates to three shipments, representing approximately 30,000 tonnes of copper, which occurred late in the fiscal year and received revenue recognition but for which timing of cash receipts occur in 2024 along with the additional receivables related to Copper Mountain.

10. Inventories

	Dec. 31, 2023	Dec. 31, 2022
Current
Stockpile	$52,454	$26,235
Finished goods	61,266	68,029
Materials and supplies	93,614	60,748
	207,334	155,012
Non-current
Stockpile	9,591	42,785
Low grade stockpile[1]	5,875	-
Materials and supplies	8,984	7,940
	24,450	50,725
	$231,784	$205,737

1Stockpile of inventory that is not expected to be processed until the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $1,159,727 for the year ended December 31, 2023 (year ended December 31, 2022 - $1,062,228).

During the year ended December 31, 2023, Hudbay recognized an expense of $2,308 in cost of sales related to adjustments of the carrying value of certain long term inventory supplies (year ended December 31, 2022 - expense of $4,110).

During the year ended December 31, 2022, Hudbay recognized a recovery of $557 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value. Adjustments of the carrying value of inventories to net realizable value were related to changes in commodity prices.
39

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

11. Other financial assets

	Dec. 31, 2023	Dec. 31, 2022
Current
Derivative assets	$1,416	$577
Guaranteed investment certificates	722	-
Restricted cash	1,964	486
	4,102	1,063

Non-current
Investments at fair value through profit or loss	6,452	9,799
Guaranteed investment certificates	637	-
	7,089	9,799
	$11,191	$10,862

12. Intangibles and other assets

Intangibles and other assets of $52,453 (December 31, 2022 - $49,841) includes $48,428 of other assets (December 31, 2022 - $45,074) and $4,025 of intangibles (December 31, 2022 - $4,767).

Other assets represent the carrying value of certain future community costs that relate to agreements with communities near the Peru operations which allow Hudbay to extract or explore minerals over the useful life of Peru operations. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 17). Amortization of the carrying amount is recorded in the consolidated income statements within other expenses (note 7e) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs. The following table summarizes changes in intangibles:

	Dec. 31, 2023	Dec. 31, 2022
Cost
Balance, beginning of year	$23,773	$24,768
Additions	514	169
Disposals	(3,432)	(1,553)
Effects of movement in exchange rates	351	389
Balance, end of year	21,206	23,773

Accumulated amortization
Balance, beginning of year	19,006	18,870
Depreciation for the year	636	1,057
Disposals	(2,750)	(1,274)
Effects of movement in exchange rates	289	353
Balance, end of year	17,181	19,006
Intangibles, net book value	$4,025	$4,767
40

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

13. Goodwill

The following table summarizes changes in goodwill:

Balance, January 1, 2023	$-
Goodwill recognized on business combination (note 5)	75,205
Effects of changes in foreign exchange	80
Balance, December 31, 2023	$75,285

Goodwill resulted from purchase price allocation associated with the Copper Mountain acquisition (note 5).

As of December 31, 2023 all goodwill relates to the British Columbia CGU. Goodwill is tested for impairment annually on December 31 or when circumstances indicate that the carrying value may not be recoverable. Goodwill impairment is determined by assessing the recoverable amount of the CGU.

For the impairment test completed at December 31, 2023, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site.

Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, value of mineral resources not included in the LOM plan and future foreign exchange rates. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2043. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the Canadian Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.25% for the British Columbia CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2024 to 2028 and long-term forecasts for years beginning in 2029. The cash flow calculations utilized a copper price of $3.75/lb starting in 2024. The cash flow calculations utilized a long-term copper price of $4.00/lb, and capital, operating and reclamation costs based on the most current LOM plans. A value of $311,000 was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD in the impairment test are inherently uncertain and could materially change over time. The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for the CGUs to which goodwill is allocated. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the related CGU.

41

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The estimated recoverable amount of the British Columbia CGU including goodwill exceeded its carrying amount as at December 31, 2023, accordingly no impairment was recorded.

14. Property, plant and equipment

Dec. 31, 2023	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, Jan. 1, 2023	$75,981	$778,851	$1,952,814	$2,742,617	$202,437	$5,752,700
Additions	20,638	125,564	3,171	41,848	21,401	212,622
Acquisition of PP&E from Copper Mountain	-	27,471	369,000	372,733	34,617	803,821
Capitalized stripping and development	-	-	111,247	-	-	111,247
Decommissioning and restoration	-	-	19,780	815	-	20,595
Capitalized accretion and depreciation	-	2,841	-	(201)	(1,251)	1,389
Transfers and other movements	-	(131,126)	11,882	119,244	-	-
Disposals	(74)	(583)	-	(30,925)	(4,271)	(35,853)
Effects of movements in exchange rates	356	1,002	13,224	16,723	411	31,716
Balance, Dec. 31, 2023	96,901	804,020	2,481,118	3,262,854	253,344	6,898,237

Accumulated depreciation
Balance, Jan. 1, 2023	-	-	891,803	1,181,209	127,258	2,200,270
Depreciation for the year	-	-	193,199	180,858	18,954	393,011
Transfers and other movements	-	-	(6)	6	-	-
Disposals	-	-	-	(24,458)	(3,586)	(28,044)
Effects of movement in exchange rates	-	-	8,843	7,989	162	16,994
Balance, Dec. 31, 2023	-	-	1,093,839	1,345,604	142,788	2,582,231
Net book value	$96,901	$804,020	$1,387,279	$1,917,250	$110,556	$4,316,006

1 Includes $4,800 of capital works in progress - ROU assets (costs) that relate to the Arizona business unit (December 31, 2022 - $5,413, related to the Arizona business unit).

42

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Dec. 31, 2022	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Plant and equipment- ROU assets[1]	Total
Balance, Jan. 1, 2022	$88,207	$858,230	$2,434,000	$2,983,919	$259,726	$6,624,082
Additions	18,386	173,810	3,148	35,953	27,984	259,281
Capitalized stripping and development	-	-	89,262	-	-	89,262
Decommissioning and restoration	-	723	(12,583)	(25,248)	-	(37,108)
Derecognition of assets - cost	-	-	(547,923)	(422,524)	(2,950)	(973,397)
Capitalized accretion and depreciation	-	1,607	-	(2)	-	1,605
Transfers and other movements	(29,395)	(154,554)	3,825	231,444	(51,320)	-
Disposals	(215)	(1,091)	-	(7,691)	(28,434)	(37,431)
Impairment (Note 7g)	-	(94,956)	-	-	-	(94,956)
Effects of movements in exchange rates	(1,002)	(4,918)	(16,915)	(53,234)	(2,569)	(78,638)
Balance, Dec. 31, 2022	75,981	778,851	1,952,814	2,742,617	202,437	5,752,700

Accumulated depreciation
Balance, Jan. 1, 2022	-	-	1,284,369	1,445,122	153,625	2,883,116
Depreciation for the year	-	-	155,503	169,096	22,786	347,385
Derecognition of assets - accumulated depreciation	-	-	(547,923)	(422,524)	(2,950)	(973,397)
Transfers and other movements	-	-	5	25,055	(25,060)	-
Disposals	-	-	-	(4,094)	(19,516)	(23,610)
Effects of movement in exchange rates	-	-	(151)	(31,446)	(1,627)	(33,224)
Balance, Dec. 31, 2022	-	-	891,803	1,181,209	127,258	2,200,270
Net book value	$75,981	$778,851	$1,061,011	$1,561,408	$75,179	$3,552,430

1 Includes $5,413 of capital works in progress - ROU assets (costs) that relate to the Arizona business unit.

An indicator of impairment was identified in the first quarter of 2023 as a result of an updated life of mine ("LOM") plan for Peru which included updated costs reflecting recently experienced inflationary pressures. As such, management determined that a detailed impairment evaluation as at March 31, 2023 was required for the Peru CGU.

For the impairment test completed at March 31, 2023, FVLCD was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

43

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that production is expected to cease, which is 16 years for the Peru CGU.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.00% for the Peru CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group's CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2023 to 2027 and long-term forecasts for years beginning in 2028. The cash flow calculations utilized a copper price of $3.75/lb starting in 2023. The cash flow calculations utilized a long-term copper price of $3.75/lb, and capital, operating and reclamation costs based on the most current LOM plans. A value of $210,000 was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company's financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU's fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered. As of March 31, 2023, a reasonably possible change in one of the key assumptions, all else being equal, may cause the carrying value to exceed the recoverable amount.

Management determined that the fair value less cost to dispose exceeded the carrying value of the Peru CGU, accordingly no impairment was recorded.

At December 31, 2022, capital works in progress decreased compared to December 31, 2021 as a result of a pre-tax impairment charge of $94,956 related to certain capitalized costs and assets associated with the previous stand-alone development plan for the East deposit that are no longer recoverable (see note 7g).

The closure of the Flin Flon operations in the second quarter of 2022 has led to the derecognition of fully depreciated assets. This resulted in a decrease in both the cost and accumulated depreciation of the Mining Properties and Plant and Equipment categories.

An indicator of impairment was identified in the second quarter of 2022 as a result of the recently released PEA and new mine plan for the Copper World Complex in Arizona. As such, management determined that a detailed impairment evaluation as at June 30, 2022 was required for the Arizona CGU. Management determined that the fair value less cost to dispose exceeded the carrying value of the Arizona CGU, accordingly no impairment was recorded.

44

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

15. Trade and other payables

	Dec. 31, 2023	Dec. 31, 2022
Trade payables	$69,257	$83,824
Accruals and payables	133,024	95,540
Accrued interest	16,891	16,279
Exploration and evaluation payables	132	229
Statutory payables	19,845	15,595
	$239,149	$211,467

Accruals and payables include operational and capital costs and employee benefit amounts owing.

16. Other liabilities

	Dec. 31, 2023	Dec. 31, 2022

Unearned revenue	$616	$15,086
Environmental and other provisions (note 22)	22,292	24,091
Pension liability (note 23)	3,284	4,146
Other employee benefits (note 24)	3,843	3,483
	$30,035	$46,806
45

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

17. Other financial liabilities

	Dec. 31, 2023	Dec. 31, 2022
Current
Derivative liabilities	$11,811	$17,995
Equipment financing	3,300	-
Deferred Rosemont acquisition consideration	9,713	9,713
Agreements with communities recorded at amortized cost	17,411	5,593
	42,235	33,301

Non-current
Deferred Rosemont acquisition consideration	-	9,163
Equipment financing	7,499	-
Agreements with communities recorded at amortized cost	37,568	36,900
Wheaton refund liability (note 21)	6,653	6,383
	51,720	52,446
	$93,955	$85,747

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. The changes in agreements with communities recorded at amortized cost during the year ended December 31, 2023 primarily relates to updates to existing land user agreements with certain community members, changes in estimates, the accretion of the liability net of disbursements. The changes in agreements with communities recorded at amortized cost during the year ended December 31, 2022 primarily relates to the execution of the exploration agreement with the community of Uchucarcco which provides surface rights to the Maria Reyna and Caballito satellite properties located near the Constancia operation, partially offset by disbursements, which were primarily all paid in 2022.

The following table summarizes changes in agreements with communities recorded at amortized cost:

Balance, January 1, 2022	$36,273
Net additions	39,240
Disbursements	(37,491)
Accretion (note 7f)	3,099
Effects of changes in foreign exchange	1,372
Balance, December 31, 2022	$42,493
Net additions	17,335
Disbursements	(10,705)
Accretion (note 7f)	4,178
Effects of changes in foreign exchange	1,678
Balance, December 31, 2023	$54,979

46

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

18. Gold prepayment liability

Gold prepayment liabilities are reflected in the consolidated balance sheets as follows:

	Dec. 31, 2023	Dec. 31, 2022
Current	$55,901	$71,208

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2022	$140,008
Change in fair value recorded in income statement (note 7f)	3,426
Change in fair value recorded in other comprehensive income	(512)
Repayments	(71,714)
Balance, December 31, 2022	$71,208
Change in fair value recorded in income statement (note 7f)	11,223
Change in fair value recorded in other comprehensive income	192
Repayments	(26,722)
Balance, December 31, 2023	$55,901

During the first quarter of 2023, Hudbay renegotiated its agreements with various financial institutions and deferred eight months of scheduled gold deliveries. Monthly deliveries of the outstanding gold ounces under the new agreements have resumed in October 2023 and will continue until August 2024.

19. Lease liabilities

Balance, January 1, 2022	$78,002
Additional capitalized leases	27,984
Lease payments	(35,770)
Derecognized leases	(8,918)
Accretion and other movements	(279)
Balance, December 31, 2022	$61,019
Acquired through the acquisition of Copper Mountain (note 5)	34,617
Additional capitalized leases	21,401
Lease payments	(25,216)
Derecognized leases	(685)
Accretion and other movements	(801)
Balance, December 31, 2023	$90,335

Lease liabilities are reflected in the consolidated balance sheets as follows:

	Dec. 31, 2023	Dec. 31, 2022
Current	$28,902	$16,156
Non-current	61,433	44,863
	$90,335	$61,019
47

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Hudbay has entered into leases which expire between 2024 and 2037. The interest rates on leases which were capitalized have interest rates between 2.39% and 8.49%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's consolidated income statements, relating to leases for which a recognition exemption was applied.

	Year ended December 31,
	2023	2022
Short-term leases	$9,167	$25,781
Low value leases	617	652
Variable leases	27,519	55,673
Total	$37,303	$82,106

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the consolidated income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

20. Long-term debt

Long-term debt is comprised of the following:

	Dec. 31, 2023	Dec. 31, 2022
Senior unsecured notes (a)	$1,190,586	$1,188,132
Senior secured revolving credit facilities (b)	96,950	(3,970)
	$1,287,536	$1,184,162

(a) Senior unsecured notes

Balance, January 1, 2022	$1,185,805
Accretion of transaction costs and premiums	2,327
Balance, December 31, 2022	$1,188,132
Accretion of transaction costs and premiums	2,454
Balance, December 31, 2023	$1,190,586

As at December 31, 2023, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

48

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which includes CMBC (the Company's 75% owned subsidiary that owns the Copper Mountain mine), and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b) Senior secured revolving credit facilities

Balance, January 1, 2022	$(5,531)
Accretion of transaction costs	1,761
Transaction costs	(200)
Balance, December 31, 2022 [1]	$(3,970)
Proceeds from drawdown, net of repayments	100,000
Accretion of transaction costs	1,627
Transaction costs	(707)
Balance, December 31, 2023	$96,950

1 Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper Mountain mine and the Arizona business unit.

During the year ended December 31, 2023, Hudbay drew an aggregate of $220,000 and repaid an aggregate of $120,000 under its Canadian revolving credit facility.

At December 31, 2023, we had $10,000 and $90,000 of debt outstanding under our Canadian and Peruvian revolving credit facilities, respectively. The Company may repay any borrowings under the revolving credit facility at any time without premium or penalty.

As at December 31, 2023, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $26,144 in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at December 31, 2023, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $12,966 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $15,925 in surety bonds issued to support future reclamation and closure obligations and $5,013 in surety bonds with BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine. No cash collateral is required to be posted under these surety bonds.

49

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Other letters of credit

The Peru segment had $118,048 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

On August 22, 2022, Hudbay closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at December 31, 2023, the Manitoba segment had $56,652 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

(c) Copper Mountain Bonds

Balance, December 31, 2022	$-
Acquired through the acquisition of Copper Mountain (note 5)	144,981
Principal repayment	(143,000)
Put option premium	(833)
Amortization and write-off of fair value	(1,148)
Balance, December 31, 2023	$-

On April 9, 2021, Copper Mountain completed an offering of $250,000 million of secured bonds ("the Bonds") bearing an annual interest rate of 8.0% with a maturity date of April 9, 2026.

With the acquisition of Copper Mountain on June 20, 2023, a change of control event was triggered and $83,307 of the Bonds were put to Copper Mountain on July 17, 2023 at a price of 101%, plus accrued interest. The principal and premium amounted to $84,140, which was repaid on July 24, 2023.

During the fourth quarter of 2023, Hudbay made a scheduled principal repayment of $5,000 and exercised the early redemption option and redeemed the remaining $54,696 principal amount outstanding of Copper Mountain Bonds on November 30, 2023 at a call price of 104%, plus accrued and unpaid interest to the date of redemption.

21. Deferred revenue

Peru Stream Agreement

For the year ended December 31, 2023, the drawdown rates for the Peru stream agreement for gold and silver were $820 and $15.26 per ounce, respectively (year ended December 31, 2022 - $734 and $14.95 per ounce, respectively).

777 Stream Agreement

As of September 30, 2022 all of 777's precious metals reserves and inventory levels have been depleted and we expect no further drawdown of deferred revenue.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability (note 17), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

50

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The following table summarizes changes in deferred revenue:

Balance, January 1, 2022	$515,326
Amortization of deferred revenue (note 7a)
Liability drawdown	(72,229)
Variable consideration adjustments - prior periods	(959)
Accretion on streaming arrangements (note 7f)
Current year additions	28,718
Variable consideration adjustments - prior periods	(940)
Effects of changes in foreign exchange	(378)
Balance, December 31, 2022	$469,538
Amortization of deferred revenue (note 7a)
Liability drawdown	(72,424)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements (note 7f)
Current year-to-date additions	26,387
Variable consideration adjustments - prior periods	(96)
Balance, December 31, 2023	$418,520

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $4,885 and a decrease of finance expense of $96 for the year ended December 31, 2023 (December 31, 2022 - increase in revenue of $959 and a decrease of finance expense of $940).

Deferred revenue is reflected in the consolidated balance sheets as follows:

	Dec. 31, 2023	Dec. 31, 2022
Current	$87,672	$64,658
Non-current	330,848	404,880
	$418,520	$469,538
51

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

22. Environmental and other provisions
	Decommis- sioning, restoration and similar liabilities	Deferred share units[3]	Restricted share units[1,3]	Performance share units[3]	Other[2]	Total
Balance, January 1, 2023	$276,402	$6,872	$6,855	$2,989	$10,213	$303,331
Net change in provision	(4,017)	1,094	2,959	382	4,689	5,107
Copper Mountain, acquired provision	12,702	-	-	-	-	12,702
Disbursements	(2,069)	-	(5,138)	(1,075)	(2,402)	(10,684)
Unwinding of discount (note 7f)	9,948	-	-	-	-	9,948
Effect of change in discount rate	18,520	-	-	-	-	18,520
Effect of foreign exchange	3,855	71	39	45	35	4,045
Effect of change in share price	-	623	373	239	-	1,235
Balance, December 31, 2023	$315,341	$8,660	$5,088	$2,580	$12,535	$344,204

1 Certain amounts relating to the Arizona segment are capitalized.

2 Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

3 Please refer to note 27a for further information.

Provisions are reflected in the consolidated balance sheets as follows:

December 31, 2023	Decommis- sioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 16)	$1,370	$8,660	$2,147	$727	$9,388	$22,292
Non-current	313,971	-	2,941	1,853	3,147	321,912
	$315,341	$8,660	$5,088	$2,580	$12,535	$344,204

	Decommis- sioning, restoration and similar liabilities	Deferred share units[3]	Restricted share units[1,3]	Performance share units3	Other[2]	Total
Balance, January 1, 2022	$467,800	$8,107	$10,889	$5,402	$10,320	$502,518
Net additional provisions made	13,440	1,184	3,866	239	3,918	22,647
Disbursements	(15,460)	-	(6,232)	(1,115)	(3,633)	(26,440)
Unwinding of discount (note 7f)	8,498	-	-	-	-	8,498
Effect of change in discount rate	(184,508)	-	-	-	-	(184,508)
Effect of foreign exchange	(13,368)	(386)	(352)	(287)	(392)	(14,785)
Effect of change in share price	-	(2,033)	(1,316)	(1,250)	-	(4,599)
Balance, December 31, 2022	$276,402	$6,872	$6,855	$2,989	$10,213	$303,331

1 Certain amounts relating to the Arizona segment are capitalized.

2 Relates primarily to restructuring costs and other non-capital provisions.

3 Please refer to note 27a for further information.

52

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
December 31, 2022	Decommis- sioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other	Total
Current (note 16)	$4,162	$6,872	$4,836	$1,736	$6,485	$24,091
Non-current	272,240	-	2,019	1,253	3,728	279,240
	$276,402	$6,872	$6,855	$2,989	$10,213	$303,331

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities ("DRO")

Hudbay's decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

DRO are remeasured at each reporting date to reflect changes in discount rates, inflation, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. The amount of this provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2023, the Company recorded a non-cash gain of $11,416 in the consolidated income statements mainly related to a revaluation adjustment of Flin Flon's environmental reclamation provision (December 31, 2022 - $133,460). This was primarily caused by a general increase in long term, risk-free discount rates during 2023 based on movements in Canadian bond yields. Typically, an operating site will reflect any revaluation adjustments of its environmental reclamation provision against its reclamation assets. However, since the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below their residual value, resulting in the remaining impact being recorded as a non-cash gain in re-evaluation adjustment - environmental provision in the consolidated income statements.

Hudbay's decommissioning and restoration liabilities relate mainly to its Manitoba, Peru and British Columbia operations. Management has placed the remaining Flin Flon assets on care and maintenance. The majority of closure activities will occur once all mining activities in Manitoba are completed. These provisions also reflect estimated post-closure cash flows that extend to the year 2123 for ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the Peru operation will occur from 2035 to 2103, which include ongoing monitoring and water treatment requirements. Management anticipates most decommissioning and restoration activities for the British Columbia operation will occur from 2041 to 2142, which include ongoing monitoring and water treatment requirements.

As at December 31, 2023, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 3.01% to 4.86% per annum (December 31, 2022 - 3.26% to 4.75%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.
53

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

23. Pension obligations

Hudbay maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Company uses a December 31 measurement date for all of its plans. For Hudbay's significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2023 using the latest data available as at December 31, 2022. For these plans, the next actuarial valuation required for funding purposes will be performed during 2024 using the data as of December 31, 2023.

During 2023, an annuity purchase transaction was entered into in which the defined benefit obligations associated with certain defined benefit plan members were assumed by a third-party insurer in exchange for a lump sum payment of $34,857 from plan assets.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Opening defined benefit obligation:	$145,129	$216,369
Current service costs	5,172	9,392
Past service cost/(curtailment) (note 7d)	50	(583)
Loss on settlements	149	-
Interest cost	6,274	5,938
Benefits paid from plan	(13,721)	(18,637)
Benefits paid from employer	(1,091)	(1,787)
Participant contributions	16	25
Effects of movements in exchange rates	3,043	(16,883)
Remeasurement actuarial losses/(gains):
Arising from changes in demographic assumptions	-	-
Arising from changes in financial assumptions	7,045	(48,960)
Arising from experience adjustments	(1,876)	255
Settlement payments from plan assets	(34,857)	-
Closing defined benefit obligation	$115,333	$145,129

The defined benefit obligation closing balance, by member group, is as follows:

	Dec. 31, 2023	Dec. 31, 2022
Active members	$103,523	$112,951
Deferred members	2,318	2,439
Retired members	9,492	29,739
Closing defined benefit obligation	$115,333	$145,129
54

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Movements in the fair value of the pension plan assets in the current and previous years were as follows:

	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Opening fair value of plan assets:	$137,721	$199,645
Interest income	5,973	5,667
Remeasurement adjustment:
Return (loss) on plan assets (excluding amounts included in net interest expense)	6,228	(40,196)
Contributions from the employer	2,265	6,063
Employer direct benefit payments	1,091	1,787
Contributions from plan participants	16	25
Benefit payment from employer	(1,091)	(1,787)
Administrative expenses paid from plan assets	(81)	(80)
Benefits paid	(13,721)	(18,637)
Settlement payments from plan assets	(34,857)	-
Effects of changes in foreign exchange rates	2,495	(14,766)
Closing fair value of plan assets	$106,039	$137,721

The amount included in the consolidated balance sheets arising from the entity's obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2023	Dec. 31, 2022
Present value of funded defined benefit obligation	$100,024	$131,503
Fair value of plan assets	(106,039)	(137,721)
Present value of unfunded defined benefit obligation	15,309	13,626
Net liability arising from defined benefit obligation	$9,294	$7,408

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2023	Dec. 31, 2022
Pension obligation - current (note 16)	$3,284	$4,146
Pension obligation - non-current	6,010	3,262
Total pension obligation	$9,294	$7,408
55

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Pension expense is as follows:

	Dec. 31, 2023	Dec. 31, 2022
Service costs:
Current service cost	$5,172	$9,392
Curtailment	-	(583)
Loss on settlement	149	-
Total service cost	5,321	8,809
Net interest expense	301	271
Administration cost	81	80
Defined benefit pension expense	$5,703	$9,160

Defined contribution pension expense	$701	$2,097

Remeasurement on the net defined benefit liability:

	Dec. 31, 2023	Dec. 31, 2022
(Return) loss on plan assets (excluding amounts included in net interest expense)	$(6,228)	$40,196
Actuarial losses (gains) arising from changes in financial assumptions	7,045	(48,960)
Actuarial (gains) losses arising from experience adjustments	(1,876)	255
Defined benefit gain related to remeasurement	$(1,059)	$(8,509)

Total pension cost	$5,345	$2,748

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

The current service cost, the interest cost and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in OCI.

56

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The defined benefit pension plans typically expose Hudbay to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. Hudbay's primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk and preservation of principal. Risk tolerance is established through consideration of several factors including past performance, current market condition and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan's debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans' liabilities.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2023	2022
Defined benefit cost:
Discount rate - benefit obligations	5.22%	3.09%
Discount rate - service cost	5.27%	3.21%
Expected rate of salary increase[1]	3.50%	2.75%
Average longevity at retirement age for current pensioners (years)[2] :
Males	20.4	20.4
Females	23.8	23.7
Defined benefit obligation:
Discount rate	4.64%	5.22%
Expected rate of salary increase[1]	3.00%	3.50%
Average longevity at retirement age for current pensioners (years)[2] :
Males	20.5	20.4
Females	23.9	23.8
Average longevity at retirement age for current employees (future pensioners) (years)[2] :
Males	22.4	22.3
Females	25.6	25.5
[1] Plus merit and promotional scale based on member's age
[2] Revised retirement pension plan only - CPM2014 Priv with MI-2017 projection scale with loading of 1.25 and 1.15 for males and females
57

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Hudbay reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, Hudbay considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting periods, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $9,363 (increase by $10,650).

- If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by $1,536 (decrease $1,264).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligation would increase by $726 (decrease by $769).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

The Company's main pension plans are registered federally with the Office of the Superintendent of Financial Institution and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contribution to the pension plans for the fiscal year ending December 31, 2023 is $3,284.

The average duration of the pension obligation at December 31, 2023 is 18.0 years (2022 - 16.2 years). This number can be broken down as follows:

- Active members: 18.8 years (2022: 18.3 years)

- Deferred members: 19.2 years (2022: 17.5 years)

- Retired members: 9.0 years (2022: 8.2 years)

Asset-Liability-Matching studies are performed periodically to analyze the investment policies in terms of risk and-return profiles.

The pension plans do not invest directly in either securities or property/real estate of the Company.

With the exception of fixed income investments and certain equity instruments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

58

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The following is a summary of the fair value classification levels for investment:

December 31, 2023	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1,166	$-	$-	$1,166
Pooled equity funds	33,930	-	-	33,930
Pooled fixed income funds	-	69,968	-	69,968
Alternative investment funds	-	908	-	908
Balanced funds	-	67	-	67
	$35,096	$70,943	$-	$106,039

December 31, 2022	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$2,270	$-	$-	$2,270
Pooled equity funds	50,107	-	-	50,107
Pooled fixed income funds	-	64,230	-	64,230
Alternative investment funds	-	20,908	-	20,908
Balanced funds	-	206	-	206
	$52,377	$85,344	$-	$137,721
59

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

24. Other employee benefits

Hudbay sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. These obligations relate mainly to commitments for post-retirement health benefits. Information about Hudbay's post-employment and other long-term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were:

	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Opening defined benefit obligation	$87,216	$128,843
Current service cost[1]	2,815	4,656
Curtailment (note 7d)	-	(1,801)
Interest cost	4,456	3,940
Attribution period changes (note 7d)	-	(3,179)
Effects of movements in exchange rates	2,299	(6,074)
Remeasurement actuarial losses/(gains):
Arising from changes in demographic assumptions	502	-
Arising from changes in financial assumptions	9,250	(36,058)
Arising from experience adjustments	(637)	(516)
Benefits paid	(2,741)	(2,595)
Closing defined benefit obligation	$103,160	$87,216

1 Includes remeasurement of other long term employee benefits

The defined benefit obligation closing balance, by group member, is as follows:

	Dec. 31, 2023	Dec. 31, 2022
Active members	$36,871	$28,734
Inactive members	66,289	58,482
Closing defined benefit obligation	$103,160	$87,216

Movements in the fair value of defined benefit amounts in the current and previous years were as follows:

	Dec. 31, 2023	Dec. 31, 2022
Employer contributions	$2,741	$2,595
Benefits paid	(2,741)	(2,595)
Closing fair value of assets	$-	$-

The non-pension employee benefit plan obligations are unfunded.

60

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Reconciliation of assets and liabilities recognized in the consolidated balance sheets:

	Dec. 31, 2023	Dec. 31, 2022
Unfunded benefit obligation	$103,160	$87,216
Vacation accrual and other - non-current	2,532	2,607
Net liability	$105,692	$89,823

Reflected in the consolidated balance sheets as follows:

	Dec. 31, 2023	Dec. 31, 2022
Other employee benefits liability - current (note 16)	$3,843	$3,483
Other employee benefits liability - non-current	101,849	86,340
Net liability	$105,692	$89,823

Other employee future benefit expense includes the following:

	Dec. 31, 2023	Dec. 31, 2022
Current service cost [1]	$2,815	$2,855
Net interest cost	4,456	3,940
Components recognized in consolidated income statements	$7,271	$6,795

1 Includes remeasurement of other long term employee benefit and curtailment

	Dec. 31, 2023	Dec. 31, 2022
Remeasurement on the net defined benefit liability:
Actuarial losses arising from changes in demographic assumptions	$502	$-
Actuarial losses (gains) arising from changes in financial assumptions	9,250	(36,058)
Actuarial gains arising from changes experience adjustments	(637)	(516)
Components recognized in statements of comprehensive income	$9,115	$(36,574)

Total other employee future benefit cost	$(16,386)	$29,779

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the consolidated income statements within cost of sales upon sale of the inventory.

61

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
	Dec. 31, 2023	Dec. 31, 2022
Defined benefit cost:
Discount rate	5.27%	3.30%
Initial weighted average health care trend rate	5.92%	6.00%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.4	20.4
Females	23.8	23.7

	Dec. 31, 2023	Dec. 31, 2022
Defined benefit obligation:
Discount rate	4.64%	5.27%
Initial weighted average health care trend rate	5.82%	5.92%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1] :
Males	20.5	20.4
Females	23.9	23.8
Average longevity at retirement age for current employees (future pensioners) (years)[1] :
Males	22.4	22.3
Females	25.6	25.5

1 CPM2014 Priv with MI-2017 projection scale with loading of 1.25 and 1.15 for males and females.

Hudbay reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose Hudbay to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.
Health care cost inflation risk	The majority of the plan's benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.
Longevity risk

The majority of the plans' benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans' liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

62

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant:

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $7,544 (increase by $8,548).

- If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $17,429 (decrease by $13,869).

- If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $3,614 (decrease by $3,604).

The average duration of the non-pension post-employment obligation at December 31, 2023 is 15.8 years (2022: 15.0 years).

This number can be broken down as follows:

- Active members: 22.9 years (2022: 21.9 years)

- Inactive members: 12.0 years (2022: 11.6 years)

25. Income and mining taxes

(a) Tax recoveries:

The tax expense (recoveries) is applicable as follows:

	Year ended December 31,
	2023	2022
Current:
Income taxes	$87,490	$10,940
Mining taxes	21,974	10,673
Adjustments in respect of prior years	(4,383)	(704)
	105,081	20,909
Deferred:
Income tax (recoveries) expense - origination, revaluation and/or reversal of temporary differences	(25,854)	218
Mining tax (recoveries) expense - origination, revaluation and/or reversal of temporary difference	(2,431)	5,464
Adjustments in respect of prior years	5,491	(1,158)
	(22,794)	4,524
	$82,287	$25,433

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

63

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(b) Deferred tax assets and liabilities as represented on the consolidated balance sheets:

	Dec. 31, 2023	Dec. 31, 2022
Deferred income tax asset	$151,946	$125,638

Deferred income tax liability	(362,767)	(233,730)
Deferred mining tax liability	(44,385)	(17,564)
	(407,152)	(251,294)
Net deferred tax liability balance, end of year	$(255,206)	$(125,656)

(c) Changes in deferred tax assets and liabilities:

	Year ended December 31,
	2023	2022
Net deferred tax liability balance, beginning of year	$(125,656)	$(128,180)
Deferred tax recovery (expense) (note 25a)	22,794	(4,524)
OCI transactions	(225)	(2,384)
Foreign currency translation on the deferred tax liability	(3,873)	9,432
Acquisition of Copper Mountain mining (note 5)	(148,246)	-
Net deferred tax liability balance, end of year	$(255,206)	$(125,656)

64

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(d) Reconciliation to statutory tax rate:

As a result of its mining operations, the Company is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Company's statutory income tax rate for the years ended December 31, 2023 and 2022 is as follows:

	Year ended December 31,
	2023	2022
Profit before tax	$151,830	$95,815
Statutory tax rate	26.2%	26.3%
Tax expense at statutory rate	39,779	25,199
Effect of:
Deductions related to mining taxes	(6,937)	(3,249)
Adjusted income taxes	32,842	21,950
Mining tax expense	18,827	15,959
	51,669	37,909

Permanent differences related to:
Capital items	371	(321)
Other income tax permanent differences	870	3,839
Withholding tax on dividends	11,750	-
Impact of remeasurement on decommissioning liability	(6,363)	(38,950)
Temporary income tax differences not recognized	5,448	(509)
Recognition of previously unrecognized deferred tax assets	(5,335)	(3,943)
Impact related to differences in tax rates in foreign operations	27,931	15,339
Impact of changes to statutory tax rates	878	958
Foreign exchange on non-monetary items	(7,384)	13,094
Impact related to tax assessments and tax return amendments	1,906	(1,983)
Other	546	-
Tax expense	$82,287	$25,433
65

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(e) Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are as follows:

	Balance sheet
	Dec. 31, 2023	Dec. 31, 2022
Deferred income tax (liability) asset
Property, plant and equipment	$(50,367)	$(44,029)
Pension obligation	2,531	2,121
Other employee benefits	26,928	25,395
Decommissioning and restoration provision	20,031	20,454
Non-capital losses	135,284	104,481
Share issuance and debt cost	6,646	6,283
Deferred revenue	1,532	1,195
Other	9,361	9,738
Deferred income tax asset	151,946	125,638

Deferred income tax liability (asset)
Property, plant and equipment	478,657	311,499
Other employee benefits	(1,193)	(1,024)
Decommissioning and restoration provision	(19,231)	(8,376)
Non-capital losses	(91,951)	(71,532)
Other	(3,515)	3,163
Deferred income tax liability	362,767	233,730

Deferred income tax liability	$(210,821)	$(108,092)

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

(f) Income tax temporary differences - not recognized:

The Company has not recognized a deferred tax asset on $43,134 of non-capital losses (December 31, 2022 - $44,451), $183,228 of capital losses (December 31, 2022 - $154,560) and $482,944 (December 31, 2022 - $255,938) of other deductible temporary differences since the realization of any related tax benefit through future taxable profits is not probable. The capital losses have no expiry dates and the other deductible temporary differences do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2013 and 2023 and have a twenty-year carry forward period. The United States net operating losses incurred between 2004 and 2017 have a twenty-year carry forward period. United States net operating losses incurred between 2018 and 2023 may be carried forward indefinitely but are restricted to being applied against a maximum of 80% of taxable income.

66

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(g)  Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2023 and 2022 are as follows:

Canada	Dec. 31, 2023	Dec. 31, 2022
Property, plant and equipment	$(52,633)	$(4,996)
Other	17,621	-
	$(35,012)	$(4,996)

Peru	Dec. 31, 2023	Dec. 31, 2022
Property, plant and equipment	$(9,373)	$(12,568)

For the year ended December 31, 2023, Hudbay had unrecognized deferred mining tax assets of approximately $9,695 (December 31, 2022 - $10,198).

(h)  Unrecognized taxable temporary differences associated with investments:

There are no taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized.

(i)  Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j)  Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with tax authorities over the interpretation or application of certain tax rules and regulations in respect of the Company's business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.
67

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

26. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Year ended Dec. 31, 2023		Year ended Dec. 31, 2022
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	262,019,857	$1,780,774	261,598,312	$1,778,848
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 5)	84,165,617	436,499	-	-
Shares issued on acquisition of Rockcliff (note 6)	2,675,324	12,503	-	-
Flow through shares, net of share issuance costs	1,960,000	10,166
Exercise of options	67,145	291	421,545	1,926
Cancelled shares	(159,407)	-
Balance, end of year	350,728,536	$2,240,233	262,019,857	$1,780,774

During the year ended December 31, 2023, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $1,908 and $2,555 in dividends on March 24, 2023 and September 22, 2023 to shareholders of record as of March 7, 2023 and September 1, 2023.

During the year ended December 31, 2022, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2,075 and $1,972 in dividends on March 25, 2022 and September 23, 2022 to shareholders of record as of March 8, 2022 and September 2, 2022.

During the year ended December 31, 2023, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The Company issued 1,960,000 common shares for proceeds, net of transaction costs, of $14,424. The implied premium on the flow-through shares of $4,258 was recorded as a flow-through share liability. At December 31, 2023, the Company has not incurred any qualifying expenditures related to this flow-through financing. The flow-through share liability will be recognized in earnings as eligible expenditures are made.

68

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

27. Share-based compensation

(a) Cash-settled share-based compensation:

Hudbay has three cash-settled share-based compensation plans, as described below.

Deferred Share Units (DSU)

At December 31, 2023, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $8,660 (December 31, 2022 - $6,872) (note 22). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Granted during the year:
Number of units	210,472	238,627
Weighted average price (C$/unit)	$7.02	$6.45
Expenses (gain) recognized during the year[1] (notes 7d)	$1,717	$(849)

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the consolidated income statements.

Restricted Share Units (RSU)

RSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. RSUs may also be granted under Hudbay's Share Unit Plan, however; the RSUs granted under the Share Unit Plan may only be settled in cash. Hudbay has historically settled all RSUs in cash. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash settled transactions.

At December 31, 2023, the carrying amount of the outstanding liability related to the RSU plan was $5,088 (December 31, 2022 - $6,855) (note 22). The following table outlines information related to RSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Number of units, beginning of year	2,082,990	2,484,860
Number of units granted during the year	873,371	701,050
Credits for dividends	5,594	6,203
Number of units forfeited during the year	(122,992)	(180,324)
Number of units vested	(1,051,235)	(928,799)
Number of units, end of year	1,787,728	2,082,990
Weighted average price - granted (C$/unit)	$6.59	$9.64
Expenses recognized during the year[1] (note 7c)	$2,882	$2,076
Payments made during the year (note 22)	$5,138	$6,232

1 This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses. Certain amounts related to the Arizona segment are capitalized.

69

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Performance Share Units (PSU)

PSUs granted under the LTEP Plan may be settled in the form of Hudbay common shares or, at the option of the Company, the cash equivalent based on the market price of the common shares as of the vesting date. Hudbay has historically settled similar share-based compensation units in cash. The Company has determined that the appropriate accounting treatment is to classify the PSUs as cash settled transactions. The PSUs contain a performance based multiplier element which will be computed upon vesting.

At December 31, 2023, the carrying amount of the outstanding liability related to PSU plan was $2,580 (December 31, 2022 - $2,989) (note 22). The following table outlines information related to PSUs granted, expenses recognized and payments made in the year.

	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Number of units, beginning of year	1,373,063	1,506,231
Number of units granted during the year	580,275	423,322
Credits for dividends	3,559	4,598
Number of units forfeited during the year	(577,900)	(285,782)
Number of units vested	(206,194)	(275,306)
Number of units, end of year	1,172,803	1,373,063
Weighted average price - granted (C$/unit)	$6.59	$9.82
Expense (recovery) recognized during the year (note 7c)	$621	$(1,011)
Payments made during the year (note 22)	$1,075	$1,115

(b) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

During the year ended December 31, 2023, the Company granted 801,661 stock options (year ended December 31, 2022 - 602,614).

The following table outlines the changes in the number of stock options outstanding:

	Year ended		Year ended
	Dec. 31, 2023		Dec. 31, 2022
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	1,528,760	$7.38	1,659,288	$5.71
Number of units granted during the year	801,661	$6.75	602,614	$9.77
Exercised	(67,145)	$3.79	(421,545)	$3.80
Forfeited	(80,306)	$8.33	(311,597)	$7.94
Balance, end of year	2,182,970	$7.23	1,528,760	$7.38

70

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the year ended	Dec. 31, 2023	Dec. 31, 2022
Weighted average share price at grant date (CAD)	$6.75	$9.77
Risk-free rate	3.40%	1.81%
Expected dividend yield	0.3%	0.2%
Expected stock price volatility (based on historical volatility)	56.0%	55.9%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$3.90	$5.45

The following table outlines stock options outstanding and exercisable:

Dec. 31, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	568,801	3.15	$3.76	568,801	$3.76
$5.91 - $6.75	779,959	6.17	$6.75	-	$-
$6.76 - $10.17	488,340	5.17	$9.76	174,989	$9.57
$10.18 - $10.42	345,870	4.15	$10.42	230,514	$10.42

Dec. 31, 2022
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	644,983	4.15	$3.76	264,553	$3.76
$3.93 - $9.00	30,283	5.85	$6.92	9,194	$7.04
$9.01 - $9.92	487,005	6.16	$9.92	-	$-
$9.92 - $10.42	366,489	5.15	$10.42	122,628	$10.42
Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.
71

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

28. Earnings per share

	Year ended December 31,
	2023	2022
Weighted average common shares outstanding
Basic	310,845,281	261,858,531
Plus net incremental shares from:
Assumed conversion: stock options	107,829	358,997
Diluted weighted average common shares outstanding	310,953,110	262,217,528

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

29. Capital management

The Company's definition of capital includes total equity and long-term debt. Hudbay's long-term debt balance as at December 31, 2023 was $1,287,536 (December 31, 2022 - $1,184,162).

The Company's objectives when managing capital are to maintain a strong capital base in order to:

- Advance Hudbay's corporate strategies to create long-term value for its stakeholders; and,

- Sustain Hudbay's operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Company's short-term and long-term strategic objectives in a capital intensive industry. Hudbay faces several risks, including volatile metals prices, inflationary pressures on costs, access to capital, and risk of delays and cost escalation associated with major capital projects. The Company continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash, which was $249,794 as at December 31, 2023 (2022 - $225,665), together with availability under its committed credit facilities. Hudbay invests its cash primarily in Canadian bankers' acceptances, deposits at major Canadian and Peruvian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, Hudbay must maintain sufficient cash to fund the interest expense on the long-term debt outstanding (note 20). As part of the Company's capital management activities, Hudbay monitors interest coverage ratios and leverage ratios.
72

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

30. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Dec. 31, 2023		Dec. 31, 2022
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$249,794	$249,794	$225,665	$225,665
Guaranteed investment certificates[1]	1,359	1,359	-	-
Restricted cash[1]	1,964	1,964	486	486
Fair value through profit or loss
Trade and other receivables[2,3]	176,214	176,214	87,638	87,638
Non-hedge derivative assets [4]	1,416	1,416	577	577
Investments [5]	6,452	6,452	9,799	9,799
Total financial assets	$437,199	$437,199	$324,165	$324,165
Financial liabilities at amortized cost
Trade and other payables1, [2]	219,304	219,304	195,872	195,872
Deferred Rosemont acquisition consideration [8]	9,713	9,713	18,876	18,876
Agreements with communities [6]	53,459	54,979	35,870	42,493
Wheaton refund liability[10]	10,346	6,653	7,744	6,383
Senior unsecured notes [7]	1,176,312	1,190,586	1,094,988	1,188,132
Senior secured revolving credit facilities[11]	96,950	96,950	-	-
Fair value through profit or loss
Gold prepayment liability [9]	55,901	55,901	71,208	71,208
Non-hedge derivative liabilities [4]	11,811	11,811	17,995	17,995
Total financial liabilities	$1,633,796	$1,645,897	$1,442,553	$1,540,959

1 Cash and cash equivalents, guaranteed investment certificates, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).

4 Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 17). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).

7 Fair value of the senior unsecured notes (note 20) has been determined using an applicable credit-risk adjusted discount rate (level 3).

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 18) is designated as fair value through profit or loss under the fair value option. Fair value is determined using observable gold forward prices corresponding to the delivery of gold ounces in the contract along with an estimate of credit-risk for similar instruments (level 3). Gains and losses related to the Company's own credit-risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the year ended December, 2023 was a loss of $192 (year ended December 31, 2022 was a gain of $512).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 17) and fair value using an applicable credit-risk adjusted discount rate (level 3).

11 Fair value of the senior secured revolving credit facility is equal to its carrying value as the drawn interest rate under the facility is comparable to current market rates.

73

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2023	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,416	$-	$1,416
Investments	6,452	-	-	6,452
	$6,452	$1,416	$-	$7,868
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11,811	$-	$11,811
Gold prepayment liability	-	55,901	-	55,901
Financial liabilities at amortized cost:
Agreements with communities	-	-	53,459	53,459
Wheaton refund liability	-	-	10,346	10,346
Senior secured revolving credit facilities	-	-	96,950	96,950
Senior unsecured notes	1,176,312	-	-	1,176,312
	$1,176,312	$67,712	$160,755	$1,404,779

December 31, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$577	$-	$577
Investments	9,799	-	-	9,799
	$9,799	$577	$-	$10,376
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$17,995	$-	$17,995
Gold prepayment liability	-	71,208	-	71,208
Financial liabilities at amortized cost:
Agreements with communities	-	-	35,870	35,870
Wheaton refund liability	-	-	7,744	7,744
Senior unsecured notes	1,094,988	-	-	1,094,988
	$1,094,988	$89,203	$43,614	$1,227,805

74

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2023 and year ended December 31, 2022, Hudbay did not make any such transfers.

Changes to inputs of financial instruments categorized as Level 3 were insignificant.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at December 31, 2023, Hudbay had 90.6 million pounds of net copper swaps outstanding at an effective average price of $3.74/lb and settling from January to May 2024. As at December 31, 2022, Hudbay had 89.7 million pounds of net copper swaps outstanding at an effective average price of $3.61/lb and settling from January to May 2023. The aggregate fair value of the transactions at December 31, 2023 was a liability of $9,515 (December 31, 2022 - a liability position of $17,269).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at December 31, 2023, Hudbay had 13.9 million pounds of net zinc swaps outstanding at an effective average price of $1.14/lb and settling from January to March 2024. As at December 31, 2022, Hudbay had 17.5 million pounds of net zinc swaps outstanding at an effective average price of $1.32/lb and settling from January to March 2023. The aggregate fair value of the transactions at December 31, 2023 was a liability of $945 (December 31, 2022 - a liability position of $149).

Copper forward sale

During the second half of 2023, Hudbay entered into forward sales contracts for a total of 5,600 tonnes of copper production. As of December 31, 2023, Hudbay had 7.9 million pounds of copper forwards outstanding at an effective average price of $3.93/lb and settling from May 2024 to April 2025. The aggregate fair value of the transactions at December 31, 2023 was an asset of $65. Hudbay held no forward copper purchase contracts as at December 31, 2022.

Copper costless collars

During the fourth quarter of 2023, Hudbay entered into zero-cost collar program for 6,000 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $3.83/lb and an average cap price of $4.03/lb. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities. As at December 31, 2023, 13.2 million pounds of copper collars were unsettled (December 31, 2022 - nil). The aggregate fair value of the position at December 31, 2023 was nil (December 31, 2022 - nil).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

75

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at December 31, 2023 and December 31, 2022, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Copper	pounds (in thousands)	111,069	79,833	3.87	3.80
Gold	troy ounces	50,563	22,079	2,072	1,823
Silver	troy ounces	205,579	71,809	23.94	23.91
Zinc	pounds (in thousands)	16,416	18,145	1.20	1.35

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at December 31, 2023, was an asset position of $22,635 (December 31, 2022 - an asset position of $20,285).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 18) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at December 31, 2023 was $55,901 (December 31, 2022 - a liability of $71,208).

(e) Financial risk management

Hudbay's financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. The Company's policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of Hudbay. From time to time, the Company employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. Hudbay does not use derivative financial instruments for trading or speculation purposes. The following is a discussion of the Company's risk exposures.

76

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(i) Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices, share prices, and interest rates will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

Hudbay's primary exposure to foreign currency risk arises from:

- Translation of Canadian dollar denominated costs and, to a lesser extent, Peruvian soles cost into US dollars. Substantially all of the Company's revenue are denominated in US dollars, while the majority of its operating costs are denominated in either the Canadian dollar or Peruvian sol. Generally, with gross profit, appreciation of the US dollar relative to the Canadian dollar will increase Hudbay's profit.

- Translation of foreign currency denominated cash, trade and other receivables, trade and other payables, as well as other financial liabilities. Appreciation of the US dollar relative to a foreign currency will decrease the net asset value of these balances once they have been translated to US dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Manitoba and British Columbia segment's primary financial instrument foreign currency exposure is on US denominated cash, trade and other receivables and other financial liabilities. The Peru segment's primary financial instrument foreign currency exposure is on Peruvian soles cash, trade and other payables and other financial liabilities.

The Company's exposure to foreign currency risk was as follows based on notional financial instrument amounts stated in US equivalent dollars:

	Dec. 31, 2023			Dec. 31, 2022
	CAD[1]	USD[2]	PEN[3]	CAD[1]	USD[2]	PEN[3]
Cash	$19,039	$16,737	$1,956	$9,833	$26,749	$11,067
Trade and other receivables	34	76,251	333	58	20,520	634
Other financial assets	6,452	-	-	9,799	-	-
Trade and other payables	(6,090)	-	(20,988)	(5,626)	(113)	(29,587)
Other financial liabilities	-	-	(54,979)	-	-	(42,493)
	$19,435	$92,988	$(73,678)	$14,064	$47,156	$(60,379)

1 HMI is exposed to foreign currency risk on CAD.

2 The Manitoba and British Columbia segments are exposed to foreign currency risk on USD.

3 The Peru segment is exposed to foreign currency risk on PEN.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2023 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

77

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
December 31, 2023	Change of:	Would have changed 2023 after-tax profit by:
USD/CAD exchange rate[1]	+ 10%	$3.7	million
USD/CAD exchange rate[1]	- 10%	(4.5)	million
USD/PEN exchange rate[2]	+ 10%	4.4	million
USD/PEN exchange rate[2]	- 10%	(5.3)	million
December 31, 2022	Change of:	Would have changed 2022 after-tax profit by:
USD/CAD exchange rate[1]	+ 10%	$1.5	million
USD/CAD exchange rate[1]	- 10%	(1.8)	million
USD/PEN exchange rate[2]	+ 10%	3.5	million
USD/PEN exchange rate[2]	- 10%	(4.3)	million

1 Effect on profit due to foreign currency remeasurements of balances denominated in a currency different from a Hudbay subsidiary's functional currency.

2 Effect on profit due to foreign currency remeasurement of balances denominated in Peruvian Sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Company produces and sells, such as copper, zinc, gold and silver. From time to time, Hudbay maintains price protection programs and conducts commodity price risk management through the use of derivative contracts. The following sensitivity analysis for commodity price risk relates solely to financial instruments and non-financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis is based on values as at December 31, 2023 and does not reflect the overall effect that changes in market variables would have on the Company's operating results.

December 31, 2023	Change of:	Would have changed 2023 after-tax profit by:
Copper prices ($/lb)[1]	+ $0.30	$2.6	million
Copper prices ($/lb)[1]	- $0.30	(2.0)	million
Zinc prices ($/lb)[2]	+ $0.10	0.1	million
Zinc prices ($/lb)[2]	- $0.10	(0.1)	million
December 31, 2022	Change of:	Would have changed 2022 after-tax profit by:
Copper prices ($/lb)[1]	+ $0.30	$(1.8)	million
Copper prices ($/lb)[1]	- $0.30	1.8	million
Zinc prices ($/lb)[2]	+ $0.10	-	million
Zinc prices ($/lb)[2]	- $0.10	-	million

1 Effect on profit due to provisional pricing derivatives (note 30c) and copper fixed for floating swaps (note 30b).

2 Effect on profit due to provisional pricing derivatives (note 30c), non-hedge zinc derivatives and zinc fixed for floating swaps (note 30b).

78

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Share price risk

Hudbay is exposed to market risk from share prices of the Company's investments in listed Canadian metals and mining entities. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add or reduce Hudbay's positions. The following sensitivity analysis of share price risk relates solely to financial instruments that were outstanding as at the year-end date. This analysis is based on values as at December 31, 2023 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2023	Change of:	Would have changed 2023 after-tax profit by:
Share prices	+ 25%	$1.6	million
Share prices	- 25%	(1.6)	million
December 31, 2022	Change of:	Would have changed 2022 after-tax profit by:
Share prices	+ 25%	$2.4	million
Share prices	- 25%	(2.4)	million

Interest rate risk

Hudbay is exposed to the following interest rate risks:

- cash flow interest rate risk on its cash and cash equivalents; and,

- interest rate risk on its senior secured revolving credit facilities.

As at December 31, 2023, the interest rate risk relates to cash on hand and the drawn balance our revolving credit facilities. Neither the 2026 Notes nor the 2029 Notes contain embedded derivatives that require bifurcation from the host contract.

This analysis only quantifies the impact of the interest rate risk on cash based on balances held and on our revolving credit facilities based on amounts drawn as at December 31, 2023 and 2022 and does not reflect the overall effect that changes in market variables would have on the Company's finance expenses.

December 31, 2023	Change of:	Would have changed 2023 after-tax profit by:
Interest rates	+ 2.00%	$3.0	million
Interest rates	- 2.00%	(3.0)	million
December 31, 2022	Change of:	Would have changed 2022 after-tax profit by:
Interest rates	+ 2.00%	$4.5	million
Interest rates	- 2.00%	(4.5)	million

79

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(ii) Credit risk

Credit risk is the risk of financial loss to Hudbay if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non-financial derivative assets recorded on the consolidated balance sheets.

A large portion of Hudbay's cash are on deposits with major Schedule 1 Canadian banks. Deposits with Schedule 1 Canadian banks represented 62% of total cash as at December 31, 2023 (2022 - 64%). Hudbay's investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. Credit concentrations in the Company's short-term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties Hudbay believes to be creditworthy.

At December 31, 2023, approximately 76% of Hudbay's trade receivables were secured by letters of credit (2022 - 86% were insured or payable by letters of credit). Any additional exposure to credit risk is monitored and approved on an ongoing basis. Expected credit losses on trade and other receivables at December 31, 2023 and December 31, 2022, are insignificant.

Two customers accounted for approximately 24% and 17% of total trade receivables as at December 31, 2023 (2022 - two customers accounted for approximately 18% and 14% of total trade receivables). Credit risk for these customers is assessed as medium to low. As at December 31, 2023, none of the Company's trade receivables were aged more than 30 days (2022 - nil).

(iii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Hudbay's objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Company's non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity and financial assets used to manage liquidity risk. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

80

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
Dec. 31, 2023	Carrying amount	Contractual cash flows	12 months or less	13 - 36 months	37 - 60 months	More than 60 months
Assets used to manage liquidity risk
Cash	$249,794	$249,794	$249,794	$-	$-	$-
Restricted cash	1,964	1,964	1,964	-	-	-
Trade and other receivables	176,214	176,214	176,214	-	-	-
Non-hedge derivative assets	1,416	1,416	1,416	-	-	-
	$429,388	$429,388	$429,388	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(219,304)	$(219,304)	$(219,304)	$-	$-	$-
Agreements with communities [1]	(54,979)	(79,454)	(20,428)	(10,593)	(8,084)	(40,349)
Deferred Rosemont acquisition consideration	(9,713)	(10,000)	(10,000)	-	-	-
Senior unsecured notes	(1,190,586)	(1,469,625)	(63,750)	(714,000)	(73,500)	(618,375)
Senior secured revolving credit facilities	(96,950)	(120,737)	(11,416)	(109,321)	-	-
Gold prepayment obligation [2]	(55,901)	(55,901)	(55,901)	-	-	-
Wheaton refund liability	(6,653)	(79,232)	-	-	-	(79,232)
	$(1,634,086)	$(2,034,253)	$(380,799)	$(833,914)	$(81,584)	$(737,956)
Derivative financial liabilities
Non hedge derivative contracts	$(11,811)	$(11,811)	$(11,811)	$-	$-	$-
	$(11,811)	$(11,811)	$(11,811)	$-	$-	$-

[1] Represents the Peru community agreement obligation, excluding interest.
[2] Discounted.

81

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
Dec. 31, 2022	Carrying amount	Contractual cash flows	12 months or less	13 - 36 months	37 - 60 months	More than 60 months
Assets used to manage liquidity risk
Cash	$225,665	$225,665	$225,665	$-	$-	$-
Restricted cash	486	486	486	-	-	-
Trade and other receivables	87,638	87,638	87,638	-	-	-
Non-hedge derivative assets	577	577	577	-	-	-
	$314,366	$314,366	$314,366	$-	$-	$-
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	$(195,872)	$(195,872)	$(195,872)	$-	$-	$-
Agreements with communities [1]	(42,493)	(67,662)	(8,421)	(8,591)	(7,688)	(42,962)
Deferred Rosemont acquisition consideration	(18,876)	(20,000)	(10,000)	(10,000)	-	-
Long-term debt, including embedded derivatives	(1,188,132)	(1,541,669)	(66,692)	(132,852)	(687,000)	(655,125)
Gold prepayment obligation [2]	(71,208)	(71,208)	(71,208)	-	-	-
Wheaton refund liability	(6,383)	(79,232)	-	-	-	(79,232)
	$(1,522,964)	$(1,975,643)	$(352,193)	$(151,443)	$(694,688)	$(777,319)
Derivative financial liabilities
Non-hedge derivative contracts	$(17,995)	$(17,995)	$(17,995)	$-	$-	$-
	$(17,995)	$(17,995)	$(17,995)	$-	$-	$-

1 Represents the Peru community agreement obligation, excluding interest.

2 Discounted.

31. Commitments

(a) Capital commitments

As at December 31, 2023, Hudbay had outstanding capital commitments in Manitoba of approximately $10,066 of which $7,322 can be terminated, approximately $13,847 in British Columbia, of which approximately $11,209 can be terminated, approximately $73,398 in Peru, all of which can be terminated, and approximately $41,913 in Arizona, primarily related to the Copper World Complex, of which approximately $7,180 can be terminated.

(b) Non capitalized lease commitments

Hudbay has entered into various non-capitalized lease commitments for facilities and equipment. The leases expire in periods ranging from one to two years. There are no restrictions placed on the Company by entering into these leases. Future minimum lease payments under such cancellable leases recognized within results from operating activities at December 31 are:

	2023	2022
Within one year	$20,726	$21,016
After one year but not more than five years	9,544	25,574
More than five years	4,144	4,962
	$34,414	$51,552
82

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(c) Contingent liabilities

Hudbay is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is Hudbay's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. As a result of the assessment, management believes that no significant contingent liabilities exist.

32. Related parties

(a) Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

				Beneficial ownership of ultimate controlling party (Hudbay Minerals Inc.)
Name	Jurisdiction	Business	Entity's Parent	2023	2022
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration/development	HudBay Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	HudBay Peru Inc.	100%	100%
Hudbay Arizona Inc.	British Columbia	Holding company	HMI	100%	100%
Copper World, Inc.	Arizona	Exploration/development	HudBay Arizona (US) Holding Corporation	100%	100%
Hudbay British Columbia Inc.	British Columbia	Holding company	HMI	100%	-%
Copper Mountain Mine (BC) Ltd.	British Columbia	Exploration/development	Copper Mountain Mining ULC	75%	-%
Copper Mountain Mining Inc.	Canada	Exploration/development	Hudbay British Columbia Inc.	100%	-%

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

83

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(b) Compensation of key management personnel

The Company's key management includes members of the Board of Directors, Hudbay's Chief Executive Officer, Hudbay's senior vice presidents and vice presidents. Total compensation to key management personnel was as follows:

	Year ended December 31,
	2023	2022
Short-term employee benefits[1]	$10,715	$9,915
Post-employment benefits	811	959
Termination benefits	-	2,287
Long-term share-based awards	2,921	6,646
	$14,447	$19,807

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing, termination benefits, bonuses and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

(c) Transaction with related parties

All transactions with related parties have occurred in the normal course of the Company's operations.

i. During the year ended December 31, 2023, the Company sold copper concentrate under the provision of a long-term contract with MMC for revenues totaling $165,438 including pricing adjustments. As at December 31, 2023, the Company had $23,088 of trade receivables due from MMC outstanding.

ii. During the year ended December 31, 2023, the Company obtained cash advances on certain concentrate shipments from MMC. Interest charged on these advances amounted to $922.

33. Supplementary cash flow information

(a) Other operating activities:

	Year ended December 31,
	2023	2022
Amortization of community agreements	$12,160	$5,129
Share based compensation paid	(5,817)	(6,647)
Changes in non-current assets	-	(1,577)
Share based compensation and change of control payments made upon acquisition of Copper Mountain	(6,743)	-
Loss on disposal of property, plant & equipment	7,521	-
Restructuring - Manitoba	-	(4,524)
Other	1,562	5,576
	$8,683	$(2,043)
84

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

(b) Change in non-cash working capital:

	Year ended December 31,
	2023	2022
Change in:
Trade and other receivables	$(70,343)	$88,482
Other financial assets/liabilities	(7,027)	11,977
Inventories	18,150	(13,032)
Prepaid expenses	16,392	(5,377)
Trade and other payables	(31,450)	2,449
Provisions and other liabilities	(18,866)	11,575
	$(93,144)	$96,074

(c) Non-cash transactions:

During the year ended December 31, 2023 and 2022, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $20,595 (December 31, 2023 - a net decrease of $37,108), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $21,401 (December 31, 2022 - $27,984) of capital additions related to the recognition of ROU assets and $14,198 of capital additions related to exploration and evaluation assets acquired through the acquisition of Rockcliff (note 6) (December 31, 2022 - nil). Property, plant and equipment and other assets include $17,335 of capital additions related to agreements with communities (December 31, 2022 - $39,240).
85

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

34. Non-Controlling Interest

As part of the British Columbia operating segment, The Company owns 75% of the Copper Mountain mine in British Columbia. The remaining 25% ownership stake is held by Mitsubishi Materials Corporation. The continuity of non-controlling interest balance is disclosed in the consolidated statements of changes in equity.

Summarized financial information for the Copper Mountain mine on an 100% basis is as follows:

Summarized Balance Sheets

December 31, 2023
Assets
Cash and cash equivalents	$10,047
Trade and other receivables	31,178
Inventories - current	42,124
Property, plant and equipment	857,760
Other assets	9,185
Goodwill	75,285
1,025,579
Liabilities
Trade and other payables	38,030
Amounts due to related parties	301,601
Environmental provisions	37,835
Lease liabilities	48,878
Deferred tax liabilities	147,262
Other liabilities	755
574,361
Equity
Equity attributable to owners of the Company	341,190
Non-controlling interest	110,028
$1,025,579

86

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Summarized Income Statement and Comprehensive Income

Year ended December 31, 2023
Total revenue	$165,438
Mine operating costs	124,911
Depreciation and amortization	11,744
Gross profit	28,783

Other expenses	2,314
Finance expense - related parties	9,080
Other net finance costs	2,828
Tax expense	1,856
Profit for the period	$12,705

Total comprehensive income	$12,209

The above information is presented before inter-company eliminations.
87

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

35. Segmented information

Hudbay is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the results from operating activities of the Company. Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. The Manitoba, British Columbia and Peru segments generate Hudbay's revenue. The Manitoba segment sells copper concentrate (containing copper, gold and silver), silver/gold doré, zinc concentrate (containing zinc and gold) and other products. The Peru segment consists of Hudbay's Constancia operation and sells copper concentrate and molybdenum concentrate. The British Columbia segment consists of the Copper Mountain operation and sells copper concentrate. No results for the British Columbia segment are reflected in the prior year comparative figures. Hudbay's Arizona segment consists of the Copper World project located in Arizona. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Hudbay's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Year ended December 31, 2023
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$1,040,298	$484,294	$165,438	$-	$-	$1,690,030
Cost of sales
Mine operating costs	494,500	286,401	124,911	-	-	905,812
Depreciation and amortization	275,647	104,266	11,744	-	-	391,657
Gross profit	270,151	93,627	28,783	-	-	392,561
Selling and administrative expenses	-	-	-	-	39,228	39,228
Exploration expenses	15,215	8,161	3,432	-	2,468	29,276
Other expenses	17,444	17,985	(54)	382	2,551	38,308
Re-evaluation adjustment - environmental provision	-	(13,737)	2,321	-	-	(11,416)
Results from operating activities	$237,492	$81,218	$23,084	$(382)	$(44,247)	$297,165
Net interest expense on long term debt						76,202
Accretion on streaming arrangements						26,291
Change in fair value of financial instruments						14,053
Other net finance costs						28,789
Profit before tax						151,830
Tax expense						82,287
Profit for the year						$69,543

88

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
Year ended December 31, 2022
	Peru	Manitoba	Arizona	Corporate and other activities	Total
Revenue from external customers	$828,150	$633,290	$-	$-	$1,461,440
Cost of sales
Mine operating costs	419,535	427,402	-	-	846,937
Depreciation and amortization	211,043	126,572	-	-	337,615
Gross profit	197,572	79,316	-	-	276,888
Selling and administrative expenses	-	-	-	33,986	33,986
Exploration expenses	13,359	10,644	8,657	1,851	34,511
Other expenses (income)	16,016	10,981	6,047	(458)	32,586
Re-evaluation adjustment - environmental provision	-	(133,460)	-	-	(133,460)
Impairment - Arizona	-	-	94,956	-	94,956
Results from operating activities	$168,197	$191,151	$(109,660)	$(35,379)	$214,309
Net interest expense on long term debt					67,663
Accretion on streaming arrangements					27,778
Change in fair value of financial instruments					942
Other net finance costs					22,111
Profit before tax					95,815
Tax expense					25,433
Profit for the year					$70,382

December 31, 2023
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,406,260	$672,915	$1,027,976	$736,680	$468,803	$5,312,634
Total liabilities	1,086,229	413,331	276,723	23,446	1,306,066	3,105,795
Property, plant and equipment[1]	2,001,716	693,941	853,075	727,903	39,371	4,316,006

[1]Included in Corporate and Other activities is $27.6 million of property, plant and equipment that is located in Nevada.
December 31, 2023
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$160,878	$90,628	$50,082	$22,281	$-	$323,869

89

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022
December 31, 2022
	Peru	Manitoba	Arizona	Corporate and other activities	Total
Total assets	$2,532,750	$690,403	$713,567	$389,223	$4,325,943
Total liabilities	974,184	427,107	36,131	1,316,712	2,754,134
Property, plant and equipment[1]	2,115,495	691,836	704,472	40,627	3,552,430

1Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.

December 31, 2022
	Peru	Manitoba	Arizona	Corporate and other activities	Total
Additions to property, plant and equipment	$123,288	$161,849	$63,238	$168	$348,543

90

HUDBAY MINERALS INC. Notes to Audited Consolidated Financial Statements (in thousands of US dollars, except where otherwise noted) Years ended December 31, 2023 and 2022

Geographical Segments

The following tables represent revenue information regarding Hudbay's geographical segments for the years ended December 31, 2023 and 2022:

	2023	2022
Revenue by customer location [1]
Canada	$501,193	$593,397
China	282,175	247,880
Switzerland	268,164	251,963
Hong Kong	176,698	62,608
Japan	165,438	66
United States	108,400	168,470
Singapore	91,499	65,750
Peru	44,414	-
South Korea	27,618	4
Philippines	20,686	34,389
Chile	2,940	33,557
Belgium	805	-
United Kingdom	-	3,356
	$1,690,030	$1,461,440

1 Presented based on the ultimate destination of the product if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the customer's business office and not the ultimate destination of the product.

During the year ended December 31, 2023, five customers accounted for approximately 20%, 11%, 10%, 9%, and 7% respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba, British Columbia and Peru operating segments.

During the year ended December 31, 2022, five customers accounted for approximately 26%, 11%, 8%, 5% and 5% respectively, of total revenue during the year. Revenue from these customers has been presented in the Manitoba and Peru operating segments.s